10/1

0312??

04045381

M E M O R A N D U M

TO: DOCUMENT CONTROL

FROM: Paul M. Dudek, Chief
Office of International Corporate Finance
Division of Corporation Finance

RE: INTERNATIONAL BANK RECORD DATA

FORM TYPE: IFC

COMPANY NAME: International Finance Corp

COMPANY ADDRESS:

PROCESSED
OCT 06 2004
THOMSON
FINANCIAL

COMPANY STATUS: ACTIVE A BRANCH:

FILE NO.: 83-5 FISCAL YEAR: ~~6-30-04~~

(03/94)

83-5

ARS

6-30-04

Information Statement

International Finance Corporation

RECEIVED

2004 OCT -1 A 10:07

OFFICE OF INTERNATIONAL CORPORATE FINANCE

The International Finance Corporation ("IFC" or the "Corporation") intends from time to time to issue its notes, bonds, structured debt securities or other evidences of indebtedness ("Securities"), with maturities and on terms determined by market conditions at the time of sale. The Securities may be sold to dealers or underwriters that may resell them in public offerings or otherwise, or they may be sold by IFC, either directly or through agents.

In connection with the sale of Securities issued under IFC's medium-term notes programs at any particular time, the aggregate principal amount, maturity, interest rate(s) or method for determining such rate(s), interest payment dates, redemption premium (if any), purchase price to be paid to IFC, provisions for redemption or other special terms, form and denomination of such Securities, information as to stock exchange listing and the names of the dealers, underwriters or agents as well as other relevant information will be set forth in a prospectus, offering circular or information memorandum for such programs or in related offering documents.

Except as otherwise indicated, in this Information Statement (1) all amounts are stated in current United States dollars translated as indicated in the Notes to Financial Statements, Note A-Summary of Significant Accounting and Related Polices, Translation of Currencies and (2) all information is given as of June 30, 2004.

AVAILABILITY OF INFORMATION

IFC will provide additional copies of this Information Statement to the public upon request and without charge. Written or telephone requests should be directed to IFC's principal office at 2121 Pennsylvania Avenue, N.W., Washington, D.C. 20433, Attention: Treasury Department, Tel: (202) 458-9230. IFC's financial statements and other information filed with the U.S. Securities and Exchange Commission (the "Commission") may also be inspected at the offices of the Commission at Room 1026, 450 Fifth Street, N.W., Washington, D.C. 20549, and copies of such material may be obtained from the Public Reference section of the Commission at the above address at prescribed rates.

Recipients of this Information Statement should retain it for future reference, as it is intended that each prospectus, offering circular, information memorandum or other offering document will refer to this Information Statement for a description of IFC, its operations and financial status.

September 30, 2004

SUMMARY INFORMATION

Except as otherwise indicated, all data are as of June 30, 2004.

The International Finance Corporation ("IFC" or the "Corporation") is an international organization, established in 1956 to further economic growth in its developing member countries by promoting private sector development. IFC is a member of the World Bank Group, which also includes the International Bank for Reconstruction and Development (the "World Bank"), the International Development Association ("IDA"), and the Multilateral Investment Guarantee Agency ("MIGA"). It is a legal entity separate and distinct from the World Bank, IDA and MIGA with its own Articles of Agreement, share capital, financial structure, management, and staff. Membership in IFC is open only to member countries of the World Bank. The obligations of IFC are not obligations of, or guaranteed by, the World Bank or any government.

IFC is a supranational organization with nearly 50 years of experience in providing financing and financial services to the private sector in developing countries that are members of IFC. It combines the characteristics of a multilateral development bank with those of a private financial institution. As of June 30, 2004, IFC's entire share capital was held by 176 member countries. As of June 30, 2004, member countries of the Organization for Economic Cooperation and Development (OECD) held 70.5% of the voting power of IFC. The five largest of IFC's 176 shareholders are the United States (23.68% of the total voting power), Japan (5.88%), Germany (5.37%), United Kingdom (5.04%), and France (5.04%). Generally, IFC charges market-based rates for its loans and seeks market returns on its equity investments. Unlike most other multilateral institutions, IFC does not accept host government guarantees of its loans. The financial strength of IFC is based principally on the quality of its loan and equity portfolio, its substantial paid-in capital and reserves, and low debt to equity ratio, the size of its liquid assets, its diversified earnings base and its consistent profitability.

Basis of Preparation of the Corporation's Financial Statements. The accounting and reporting policies of the Corporation conform to accounting principles generally accepted in the United States (US GAAP). The Corporation has traditionally prepared one set of financial statements and footnotes, complying with both US GAAP and International Financial Reporting Standards (IFRS or IAS). However, principally due to material differences between US Statement of Financial Accounting Standards (SFAS) No. 133, *Accounting for Derivative Instruments and Hedging Activities,* as amended by SFAS No. 138, *Accounting for Certain Derivatives and Certain Hedging Relationships* (collectively SFAS No. 133), and its counterpart in IFRS, IAS No. 39, *Financial Instruments Recognition and Measurement,* it has not been possible for the Corporation to satisfy the requirements of both US GAAP and IFRS via one set of financial statements since the year ended June 30, 2000. IFC is actively monitoring developments related to accounting standards and the primary basis for preparation of its financial statements, all with a view to the necessary systems and controls to manage its various lines of business. IFC plans to resume presentation of its financial statements using IFRS by the year ending June 30, 2007. Unless stated otherwise, discussions of financial performance herein refer to operating income, which excludes the effects of adopting SFAS No. 133. The effects of SFAS No. 133 on net income are discussed in Results of Operations.

Investment Products. As of June 30, 2004, IFC's disbursed and outstanding loan and equity investment portfolio ("disbursed investment portfolio") amounted to United States dollars ("US dollars" or "$") 12.3 billion. Loans represented 79% and equities 21% of the disbursed investment portfolio. The portfolio is diversified by country, region, industry, sector and project type. Credit risks are shared with other private sector investors as IFC does not generally provide financing for its own account for more than 25% of project cost. IFC's disbursed equity plus quasi-equity investments (net of loss reserves) may not exceed 100% of its net worth. IFC applies stringent lending and equity investment criteria; projects are appraised on their technical, managerial, financial, and economic merits. Generally, IFC loans are priced on a market basis and equity investment decisions are similarly made based on risk-reward considerations.

Liquid Assets. As of June 30, 2004, the fair value of IFC's liquid assets portfolio (net of associated derivative instruments and securities lending activities) amounted to $13.1 billion, up from $13.0 billion at June 30, 2003. IFC's liquid assets plus undrawn borrowings from the World Bank are sufficient to cover all of IFC's undisbursed loan and equity commitments. IFC's liquidity policy requires IFC to keep at all times the sum of its liquid assets and undrawn borrowing commitments from the World Bank sufficient to cover at least 65% of its estimated net cash requirements for the next three years. The Corporation's liquid assets comprise highly rated fixed and floating rate instruments issued or unconditionally guaranteed by governments, government agencies and instrumentalities, multilateral organizations and AAA-rated corporate issuers, including mortgage-and asset-backed securities. Liquid Assets also includes time deposits and other unconditional obligations of banks and financial institutions, together with associated derivative instruments pertaining to such obligations.

Borrowings. IFC raises virtually all of the funds for its lending and equity investment activities through the issuance of debt obligations in the international capital markets, while maintaining a small borrowing window with the World Bank. IFC diversifies its borrowings by currency, country, source and maturity to provide flexibility and cost effectiveness. Since it began borrowing directly from the international capital markets in 1985, IFC has raised the equivalent of $41.3 billion involving 31 currencies. As of June 30, 2004, IFC's outstanding borrowings totaled $16.3 billion, including $0.1 billion from the World Bank. In addition, IFC undertakes a substantial volume of currency and interest rate swap transactions to convert its market borrowings into variable-rate US dollar liabilities.

Enterprise Risk Management. In executing its sustainable private sector mandate, IFC assumes various types of risks. The Corporation's management has defined a comprehensive enterprise risk management framework, within which it recognizes four main risk groupings: strategic risk, credit risk, financial risk, and operational risk. Active management of these risks is a key determinant of the Corporation's success and its ability to maintain a stable capital and earnings base, and is an essential part of its operations. As part of its enterprise risk management framework, the Corporation has adopted several key financial and exposure policies and a number of prudential policies. IFC uses derivative instruments to manage financial risk associated with its borrowing, lending and liquidity management activities, and in connection with its client risk management products. The credit exposures on currency swaps and interest rate swaps are controlled through specified credit-rating requirements for counterparties, and increasingly through netting and collateralization arrangements.

Net Worth. As of June 30, 2004, IFC's net worth (presented as "Total Capital" in the Corporation's financial statements) amounted to $7.8 billion, including $5.4 billion in retained earnings, and $0.2 billion designated for technical assistance and advisory services. IFC must maintain at all times a level of capital (paid-in capital, retained earnings and general loss reserves) equal to at least 30% of risk-weighted assets. As of June 30, 2004, the capital adequacy ratio was 48%. Under IFC's Articles of Agreement, so long as IFC has outstanding indebtedness to the World Bank, IFC's leverage, as measured by the ratio of IFC's debt (borrowings plus outstanding guarantees) to equity (total subscribed capital plus retained earnings), may not exceed 4.0 to 1. At June 30, 2004, this ratio was 2.3 to 1.

The above information is supplemented and qualified by the additional information and Financial Statements and Notes thereto appearing elsewhere in this Information Statement.

SELECTED FINANCIAL DATA

The balance sheet and income statement data presented below have been derived from financial statements for the year ended June 30, 2004 (FY04) audited by Deloitte and Touche LLP, independent accountants ("Deloitte") and for the years ended June 30, 2000 through June 30, 2003, by Deloitte Touche Tohmatsu (International Firm). Certain amounts have been reclassified so as to conform with the current year presentation. The information set forth below should be read in conjunction with the Financial Statements and Notes thereto as well as other financial information included elsewhere herein. Except as otherwise indicated, all amounts are expressed in millions of US dollars.

		As of and for the years ended June 30,				
		2004	2003	2002	2001	2000
Net income highlights:						
Interest income		796	795	1,040	1,505	1,328
Of which:						
Interest and financial fees from loans		518	477	547	732	694
Income from time deposits and securities		278	318	493	773	634
Charges on borrowings		(141)	(226)	(438)	(961)	(812)
Net (losses) gains on trading activities		(104)	157	31	87	(38)
Income from equity investments		584	195	428	222	262
Of which:						
Capital gains on equity sales		381	52	288	91	132
Dividends and profit participations		207	147	141	131	130
Net gains (losses) on equity-related derivatives and custody & other fees		(4)	(4)	(1)	—	—
Release of (provision for) losses on loans, equity investments, and guarantees		177	(98)	(657)	(402)	(215)
Net noninterest expense		(330)	(295)	(243)	(210)	(145)
Operating income		982	528	161	241	380
Net gains (losses) on other financial instruments		11	(41)	54	11	—
Cumulative effect of change in accounting principle		—	—	—	93	—
Net income		993	487	215	345	380
Balance sheet highlights[1]:						
Total assets		32,361	31,543	27,739	26,170	38,719
Liquid assets, net of associated derivatives		13,055	12,952	14,532	13,258	12,204
Loan and equity investments		12,312	12,002	10,734	10,909	10,940
Reserve against losses on loans and equity investments		(2,033)	(2,625)	(2,771)	(2,213)	(1,973)
Borrowings withdrawn and outstanding		16,254	17,315	16,581	15,457	14,919
Total capital		7,782	6,789	6,304	6,095	5,733
Subscribed		2,362	2,362	2,362	2,374	2,372
Paid-in		2,361	2,360	2,360	2,360	2,358
Payment on account of pending subscriptions		1	—	—	—	2
Retained earnings		5,418	4,425	3,938	3,723	3,378
Other comprehensive income		2	4	6	12	(5)
Key financial ratios[2]:						
Return on average assets[3]	(%)	3.1	1.8	0.6	0.6	1.1
Return on average net worth[4]	(%)	13.7	8.2	2.7	4.1	6.9
Cash and liquid investments as a percentage of next three years' estimated net cash requirements	(%)	116	107	109	101	103
Debt to equity ratio[5]		2.3:1	2.6:1	2.8:1	2.6:1	2.6:1
Capital adequacy ratio[6]	(%)	48	45	49	48	48
Total reserve against losses to total disbursed portfolio[7]	(%)	16.5	21.9	25.8	20.3	18.0
Memorandum:						
Guarantees signed		908	1,080	794	589	259
Guarantees outstanding		315	314	223	78	95

[1] In respect of loans, borrowings and derivative assets and liabilities, the balance sheet and related disclosures as of June 30, 2004, June 30, 2003, June 30, 2002, and June 30, 2001, are not comparable with the balance sheet and related disclosures as of June 30, 2000, due to the effects of implementing SFAS No. 133. See Notes A, N and O to the Corporation's FY04 financial statements for more details.

[2] Key financial ratios are generally calculated excluding the effects of SFAS No. 133.

[3] Return on average assets is defined as operating income for the fiscal year as a percentage of the average of total assets at the end of such fiscal year and the previous fiscal year.

[4] Return on average net worth is defined as operating income for the fiscal year as a percentage of the average of total net worth (excluding payments on account of pending subscriptions) at the end of such fiscal year and the previous fiscal year.

[5] Debt to equity ratio is defined as the ratio of outstanding borrowings plus outstanding guarantees to subscribed capital plus retained earnings at the end of the fiscal year.

[6] Capital adequacy ratio is defined as the ratio of capital (including paid-in capital, retained earnings and general loss reserve) to risk-weighted assets, both on- and off-balance sheet.

[7] Total reserves against losses to total disbursed portfolio is defined as reserve against losses on loan and equity investments as a percentage of the total disbursed loan and equity portfolio at the end of the fiscal year.

THE CORPORATION

The International Finance Corporation is an international organization, established in 1956 under its Articles of Agreement (the "Articles of Agreement") to further economic growth in its developing member countries by promoting private sector development. IFC is a member of the World Bank Group, which also includes the World Bank, IDA and MIGA. Although IFC's activities are closely coordinated with and complement the overall development objectives of the other World Bank Group institutions, IFC is a legal entity separate and distinct from the World Bank, IDA and MIGA and operates pursuant to its own Articles of Agreement. While it shares some services with the World Bank, IFC has its own management and staff. IFC's principal office is located at 2121 Pennsylvania Avenue, N.W., Washington, D.C. 20433.

IFC's share capital is provided by its member countries. It raises most of the funds for its investment activities through the issuance of notes, bonds and other debt securities in the international capital markets. Generally, IFC charges market-based rates for its loans and seeks market returns on its equity investments. Unlike most other multilateral institutions, IFC does not accept host government guarantees of its loans.

USE OF PROCEEDS

The net proceeds to IFC from the sale of the Securities will be used for the general operations of IFC in accordance with its Articles of Agreement.

FINANCIAL STRUCTURE OF IFC

Total assets were $32.4 billion at June 30, 2004 ($31.5 billion — June 30, 2003), including $13.1 billion in liquid assets, net of associated derivatives ($13.0 billion — June 30, 2003) and $12.3 billion in the disbursed investment portfolio ($12.0 billion — June 30, 2003). The disbursed investment portfolio is reduced by a reserve against losses of $2.0 billion ($2.6 billion — June 30, 2003). Total assets include $1.1 billion in derivative assets at fair value ($1.7 billion — June 30, 2003).

CLIENT SERVICES

Business Overview

In partnership with private investors, IFC assists in financing the establishment, improvement, and expansion of private sector enterprises by making investments where sufficient private capital is not otherwise available on reasonable terms. IFC seeks to bring together domestic and foreign private capital and experienced management and thereby create conditions conducive to the flow of private capital, domestic and foreign, into productive investments in its developing member countries. In this way, IFC plays a catalytic role in mobilizing additional project funding from other investors and lenders, either through cofinancing or through loan syndications, underwritings, and guarantees. In addition to project finance (described below) and resource mobilization, IFC offers financial and technical advisory services to private businesses in developing member countries. It also advises member governments on private sector development matters.

IFC's investments are normally made in its developing member countries. The Articles of Agreement mandate that IFC shall invest in productive private enterprise. The requirement for private ownership does not disqualify enterprises that are partly owned by the public sector if such enterprises are organized under local commercial and corporate law, operate free of host government control in a market context and according to profitability criteria, and/or are in the process of being totally or partially privatized.

The Corporation's main investment activity is project financing. This encompasses "greenfield" projects, expansions, and modernizations. IFC also provides corporate credits to selected companies to finance ongoing programs of investment projects. In addition, the Corporation facilitates financing through financial intermediaries, covering project and general purpose lending and specialized lending products such as leasing, trade, and mortgage finance. These financial intermediaries function either as IFC's borrower, on-lending to private sector companies at their own risk, or as IFC's agent, identifying companies for direct loans from IFC.

The Corporation applies stringent tests of enterprise soundness, project viability, and developmental impact in determining the eligibility of projects for its investments.

IFC has historically delivered its mission primarily through investments. IFC has increased its efforts in frontier markets and sustainable development impact. As a result, the demands on the Corporation for associated advisory work and technical assistance have increased and continue to grow. In the year ending June 30, 2004 (FY04), IFC established a funding mechanism for technical assistance and advisory services, funded by designations of IFC's retained earnings. This funding mechanism finances project development facilities, private enterprise partnerships and similar facilities focused on small and medium-sized enterprise development and similar initiatives.

Amounts designated for technical assistance and advisory services are determined based on the Corporation's annual operating income in excess of $150 million, contemplating the financial capacity and priorities of the Corporation, and are approved by the Corporation's Board of Directors prior to the issuance of the annual financial statements. Expenditures for the various approved technical assistance and advisory projects are recorded as expenses in the Corporation's income statement in the year in which they occur, beginning in the year ending June 30, 2005 (FY05), and have the effect of reducing retained earnings designated for this specific purpose. On August 3, 2004, IFC's Board of Directors approved such a designation of $225 million of the Corporation's retained earnings. Additional information on the funding mechanism for technical assistance and advisory services can be found in Notes A and K to the Corporation's FY04 financial statements.

Investment Process and Portfolio Supervision

IFC's investment process can be divided into six main stages: (1) identification and appraisal; (2) Board approval; (3) document negotiation; (4) commitment; (5) disbursement; and (6) supervision. The initial four stages are carried out under the responsibility of the Vice President, Operations, while the fifth and sixth stages are overseen by the Vice President, Portfolio and Risk Management.

The Corporation carefully supervises its projects to monitor project performance and compliance with contractual obligations and with IFC's internal policies and procedures. IFC's Board of Directors is informed of such matters and of recommended courses of action at regular intervals.

Investment Program Summary

Commitments

In FY04, the Corporation entered into new commitments totaling $4.8 billion, including $0.2 billion of signed guarantees, compared with $3.9 billion (including $0.4 billion of signed guarantees) for FY03. Loan and equity investment commitments pending disbursement at June 30, 2004 were $4.6 billion ($3.5 billion — June 30, 2003). Guarantees and client risk management facilities committed but not utilized at June 30, 2004, were $0.7 billion ($0.9 billion — June 30, 2003). FY04 and FY03 commitments comprised the following:

	June 30, 2004	June 30, 2003
	(in millions of US dollars)	
Loans	$ 3,396	$2,604
Equity	787	344
Quasi-equity	339	368
Guarantees & other	231	536
Total investments for IFC's own account	$ 4,753	$3,852
B-loans	$ 880	$1,182

Disbursements

IFC disbursed $3.2 billion for its own account in FY04 ($3.0 billion — FY03). The strong level of disbursements in FY04 and FY03, as compared with FY02 ($1.5 billion), reflects the results of the changed focus of the Corporation toward commitments as a measure of operational performance over the past two years, which has resulted in higher disbursement levels. In addition, in FY02, the Corporation faced a difficult investment climate in the emerging markets in which it operates, together with a changing product mix from direct investment products such as loans and equity investments to off-balance sheet products such as guarantees. At June 30, 2004, IFC's disbursed and outstanding loans and equity investments for its own account (disbursed investment portfolio) grew 3% to $12.3 billion ($12.0 billion — June 30, 2003).

Approvals

In FY04, IFC approved new investments for its own account, including guarantees and client risk management facilities, totaling $5.1 billion, representing 224 projects, compared with $4.0 billion in FY03, representing 186 projects. In addition, IFC approved loan participations (B-loans) arranged to be placed with financial institutions (Participants) for loans approved by the Corporation's Board of Directors totaling $1.1 billion in 30 projects in FY04, compared with $1.5 billion in 27 projects in FY03. FY04 and FY03 approvals comprised the following:

	June 30, 2004	June 30, 2003
	(in millions of US dollars)	
Loans	$ 3,514	$2,393
Equity	743	480
Quasi-equity	452	627
Guarantees & other	424	491
Total investments for IFC's own account	$ 5,133	$3,991
B-loans	$ 1,131	$1,458

Approvals pending commitment for IFC's own account at June 30, 2004, including guarantees and client risk management facilities, were $2.4 billion ($2.9 billion — June 30, 2003).

Disbursed Investment Portfolio

The Corporation's disbursed investment portfolio is widely diversified by sector and geographic region. The following charts show the distribution of the portfolio as of June 30, 2004 and June 30, 2003:

Distribution of Disbursed Investment Portfolio by Sector

Sector	June 30, 2004	June 30, 2003
Finance and insurance	24%	22%
Utilities	11	11
Oil, gas and mining	7	6
Transportation and warehousing	6	7
Industrial and consumer products	6	5
Food and beverages	6	7
Information	6	6
Collective investment vehicles	5	5
Nonmetallic mineral product manufacturing	5	6
Primary metals	5	6
Chemicals	4	5
Accommodation and tourism services	3	3
Wholesale and retail trade	3	2
Paper and pulp	3	2
Other	6	7
	100%	100%

Distribution of Disbursed Investment Portfolio by Geographic Region

Region	June 30, 2004	June 30, 2003
Latin America and Caribbean	40%	41%
Europe and Central Asia	24	21
Asia	21	22
Sub-Saharan Africa	8	8
Middle East and North Africa	7	8
	100%	100%

Disbursed B-Loans

The portfolio of disbursed and outstanding B-loans at June 30, 2004 totaled $5.1 billion in 204 transactions compared with $6.1 billion in 224 transactions at June 30, 2003.

Additional information on IFC's investment portfolio as of and for the years ended June 30, 2004 and June 30, 2003 can be found in Notes C, D, E, F and G to the Corporation's FY04 financial statements.

Investment Products

Loans

Loans account for the major part of the financing provided by IFC, representing 79% of the Corporation's disbursed investment portfolio as of June 30, 2004, as compared with 77% at June 30, 2003.

Loans will generally have the following characteristics:

Term: typically amortizing, with final maturities of up to 12 years
Currency: primarily in major convertible currencies, principally US dollar, and to a lesser extent, Euro, Swiss franc, and Japanese yen
Interest rate: fixed or variable
Pricing: reflects such factors as market conditions and country and project risks; variable rate loans are generally tied to the 6-month LIBOR index in the relevant currency.

Since the year ended June 30, 1999, IFC has offered local currency loan products to certain clients, provided the Corporation is able to hedge its local currency exposure through mechanisms such as cross-currency swaps or forward contracts. Fixed-rate loans and loans in currencies other than US dollars are normally transformed, using currency and/or interest rate swaps, into US dollar variable rate loans.

On June 30, 2004, total loans disbursed and outstanding, excluding fair value adjustments, were $9.7 billion ($9.2 billion — June 30, 2003). At June 30, 2004, 85% (86% — June 30, 2003) of the Corporation's loans were US dollar-denominated.

The currency composition of the loan portfolio at June 30, 2004 and June 30, 2003 was as follows:

	June 30,	
	2004	2003
	(in millions of US dollars)	
US dollars	$8,286	$7,977
Euro	984	907
Other currencies	470	345
Total	$9,740	$9,229

Equity

Equity investments accounted for 21% of the Corporation's disbursed investment portfolio at June 30, 2004, as compared with 23% at June 30, 2003. IFC's equity investments are typically in the form of common or preferred stock and are usually denominated in the currency of the country in which the investment is made.

Quasi-equity

In addition to traditional equity investments, the Corporation provides financing through a variety of quasi-equity instruments, which constitute a growing portion of its investment portfolio. Quasi-equities include subordinated or convertible loans, asset-backed securities, mortgage-backed securities, and certain common or preferred shares with put and/or call features. Depending upon their characteristics, quasi-equities may be classified as either loans or equity investments in the Corporation's balance sheet. At June 30, 2004, the Corporation's disbursed and outstanding quasi-equity portfolio totaled $1,645 million ($1,571 million — June 30, 2003), of which $1,483 million was classified as loans ($1,391 million — June 30, 2003) and $162 million was classified as equity investments ($180 million — June 30, 2003) in the Corporation's balance sheet.

Loan participations (B-loans)

IFC finances only a portion, usually not more than 25%, of the cost of any project. All IFC-financed projects, therefore, require other financial partners. The principal direct means by which the Corporation mobilizes such private sector finance is through the sale of participations in its loans, known as the B-loan program. Through the B-loan program, IFC has worked primarily with commercial banks but also with non bank financial institutions in financing projects since the early 1960s. About 200 commercial banks and institutional investors currently participate in IFC's B-loan program.

Whenever it syndicates a loan, IFC will always make a loan for its own account (an A-loan), thereby sharing the risk alongside its loan participants. IFC acts as the lender of record and is responsible for the administration of the entire loan, including the B-loan. IFC charges fees to the borrower at prevailing market rates to cover the cost of the syndication of the B-loan. Since it began its loan syndication program, IFC has placed participations totaling $22.6 billion.

Client risk management products

IFC provides clients with access to asset and liability management tools such as currency swaps and interest rate swaps, caps and floors by acting as an intermediary between clients and market counterparties. IFC also provides risk-sharing structures and guarantees that allow its clients to transact directly with market counterparties.

Guarantees and partial credit guarantees

Beginning in FY01, the Corporation began offering partial credit guarantees to clients covering, on a risk-sharing basis, client obligations on bonds and/or loans. The Corporation's guarantee is available for debt instruments and trade obligations of clients and covers commercial as well as noncommercial risks. IFC will provide local currency guarantees but generally only if the Corporation is able to fund its commitment in local currency terms, for example, by hedging its exposure in the swap market. Guarantee fees are consistent with IFC's loan pricing policies. During FY04, the Corporation signed $0.2 billion of guarantees, as compared with $0.4 billion in FY03.

Underwritings and investment banking services

IFC provides underwriting and placement services for equity, quasi-equity, and/or debt securities issues of private sector companies in IFC's developing member countries. It also structures and underwrites funds and pooled investment vehicles such as private equity investment funds. IFC is often a core investor in the enterprises it underwrites. IFC also advises on securitization transactions for clients in developing countries and may provide mezzanine financings. Services are priced in conformity with market standards and practices, in consultation with international securities firms and financial intermediaries. Underwriting and other capital markets services requiring a financial commitment from IFC are subject to the same investment criteria and limits applicable to its loans and equity investments.

The Corporation does not conduct any placement activities within the United States or directed at US investors in connection with securities offerings of private sector companies or pooled investment vehicles.

Advisory activities

The Corporation, on its own or through a department jointly managed with the World Bank, provides three general types of advisory services to member countries as well as to individual enterprises:

(1) Special advisory services on project structuring and financial packaging

(2) Financial advisory services provided to member governments or to private sector clients

(3) Policy advice to governments on capital markets development and private sector development, including privatization and foreign investment.

The Corporation also assists governments with developing the legal frameworks for privatizing their state-owned sectors, as well as with the sale of individual enterprises. Fees are charged for advisory services consistent with market rates charged for comparable services. IFC recorded such fees amounting to $41 million for FY04 ($51 million — FY03 and $40 million — FY02).

Specially targeted assistance

IFC has established a number of vehicles through which it provides specially targeted assistance to areas highly in need of development. In FY04, the Corporation contributed $29 million to such vehicles, compared with $28 million in FY03 and $22 million in FY02. In FY04, such vehicles included:

(1) The World Bank Group's Global SME Capacity Building Facility, which funds partnerships and programs that support the core pillars of the World Bank Group's Small and Medium-Sized Enterprise (SME) strategy.

(2) The Private Enterprise Partnership, which provides focused technical assistance, with the goal of helping build successful private businesses in the former Soviet Union region.

(3) The Corporation's own Technical Assistance Trust Fund, which provides resources through which IFC can cofinance technical assistance being supported by donors.

TREASURY SERVICES

LIQUID ASSETS

IFC invests its liquidity in highly rated fixed and floating rate instruments issued by, or unconditionally guaranteed by, governments, government agencies and instrumentalities, multilateral organizations, and AAA-rated corporate issuers, including mortgage- and asset-backed securities, and in time deposits and other unconditional obligations of banks and financial institutions.

The Corporation manages the market risk associated with these investments through a variety of hedging techniques including derivatives, principally currency and interest rate swaps and financial futures.

IFC's liquid assets are invested in five separate portfolios.

PORTFOLIO	MARKET VALUE *	COMPRISING	MANAGED BY	INVESTED IN	BENCHMARK
P0	$0.2bn ($0.4bn)	Funds awaiting disbursement or reinvestment	IFC's Treasury Department	Short-term deposits	US overnight Fed funds
P1	$7.8bn ($8.6bn)	Proceeds from market borrowings invested pending disbursement of operational loans	IFC's Treasury Department	Principally global government bonds, asset-backed securities, and other AAA-rated corporate bonds generally swapped into 6-month US dollar LIBOR	Since January 2001, adjusted 3-month US dollar LIBID **. Prior to January 2001, 6-month US dollar LIBOR
P2	$3.7bn ($3.0bn)	Primarily the Corporation's paid-in capital and accumulated earnings that have not been invested in equity and quasi-equity investments or fixed-rate loans	IFC's Treasury Department	US Treasuries and other sovereign and agency issues	3-year duration US Treasuries***
P3	$1.1bn ($1.0bn)	Proceeds from market borrowings	External managers appointed by IFC	Global government bonds and mortgage-backed securities	Same as for P1
P4	$0.3bn ($0.0bn)	An outsourced portion of the P2 portfolio	External managers appointed by IFC	US Treasuries and other sovereign and agency issues	Lehman Brothers Intermediate Treasury Index
Total	$13.1bn ($13.0bn)				

* *at June 30, 2004 (June 30, 2003)*

** *adjusted 3 month US dollar LIBID=US dollar LIBOR-12.5 basis points. The net duration of the P1 and P3 benchmarks is approximately 0.25 years*

*** *duration of P2 portfolio plus fixed-rate loans.*

The P3 portfolio is not permitted to exceed 12% of the total value of liquid assets at any time.

All portfolios are accounted for as trading portfolios.

The Corporation has a flexible approach to managing the liquid assets portfolios by making investments on an aggregate portfolio basis against its benchmark within specified risk parameters. In implementing these portfolio management strategies, the Corporation utilizes derivative instruments, futures, and options, and takes long or short positions in securities.

All liquid assets are managed according to an investment authority approved by IFC's Board of Directors and investment guidelines approved by IFC's Finance and Risk Committee, a subcommittee of the Corporation's Management Group.

Capitalization

IFC's capitalization as of June 30, 2004 and June 30, 2003 is as follows:

	June 30, 2004	June 30, 2003
	(in millions of US dollars)	
Borrowings		
Borrowings from market sources	$16,157	$17,181
Borrowings from the World Bank	97	134
Capital and retained earnings		
Paid-in capital	2,361	2,360
Retained earnings	5,418	4,425
Other	3	4
Total capitalization	$24,036	$24,104

Since July 1, 2004, IFC has undertaken 7 borrowings from market sources ($109 million in the aggregate). The borrowings undertaken during this period were comprised of 5 Japanese yen issues amounting to $74 million, and 2 US dollar issues amounting to $35 million.

Borrowings

The major source of IFC's borrowings is the international capital markets. Under the Articles of Agreement, the Corporation may borrow in the public markets of a member country only with approvals from that member and also the member in whose currency the borrowing is denominated. The Corporation borrowed $3.0 billion during FY04 ($3.5 billion — FY03 and $4.0 billion — FY02). In addition, IFC's Board of Directors has authorized the repurchase and redemption of and tender for debt obligations issued by the Corporation. During FY04, the Corporation repurchased and retired $33 million of outstanding debt ($116 million — FY03).

IFC diversifies its borrowings by currency, country, source, and maturity to provide flexibility and cost-effectiveness. Outstanding market borrowings have remaining maturities ranging from less than one year to almost 30 years, with a weighted average remaining maturity of 11.9 years at June 30, 2004 (10.5 years — June 30, 2003).

Market borrowings are generally swapped into floating-rate obligations denominated in US dollars. As of June 30, 2004, the Corporation had gross payables from borrowing-related currency swaps of $9.1 billion ($9.3 billion — June 30, 2003) and from borrowing-related interest rate swaps in the notional principal amount of $7.3 billion ($7.3 billion — June 30, 2003). After the effect of these derivative instruments is taken into consideration, all of the Corporation's market borrowings at June 30, 2004 and June 30, 2003 were US dollar-denominated.

The weighted average cost of market borrowings after currency and interest rate swap transactions was 1.0% at June 30, 2004 (0.9% — June 30, 2003).

Capital and retained earnings

As of June 30, 2004, IFC's net worth (presented as Total Capital in the Corporation's balance sheet) amounted to $7.8 billion, up from the June 30, 2003 level of $6.8 billion.

As of June 30, 2004 and June 30, 2003, IFC's authorized capital was $2.45 billion, of which $2.36 billion was subscribed at June 30, 2004, unchanged from June 30, 2003. Over 99% of this was paid in ($2.36 billion — June 30, 2004 and June 30, 2003). The Corporation has agreed to defer the payment dates for certain member countries. Pursuant to these arrangements, $1 million of subscribed shares remained unpaid at June 30, 2004 ($2 million — June 30, 2003).

ENTERPRISE RISK MANAGEMENT

In executing its sustainable private sector development business, IFC assumes various kinds of risks. The Corporation's management has defined a comprehensive enterprise risk management framework, within which it recognizes four main risk groupings: strategic risk, credit risk, financial risk, and operational risk. Active management of these risks is a key determinant of the Corporation's success and its ability to maintain a stable capital and earnings base, and is an essential part of its operations. As part of its enterprise risk management framework, the Corporation has adopted several key financial and exposure policies and a number of prudential policies.

FY04 Enterprise Risk Highlights

The Risk Management & Financial Policy Group is currently engaged in a project to revise IFC's capital allocation, pricing and risk limit framework. The objective of this project is to review and change IFC's policies in line with new business imperatives and best practices in risk management. This project is also related to the work on performance measures and incentives and complements the work in the operational risk framework development of the Corporation.

STRATEGIC RISK

IFC defines strategic risk as the potential reputational, financial and other consequences of a failure to achieve its strategic mission and, in particular, its sustainable development mandate.

The overall management of strategic risk is effected through the definition and implementation of an annual strategy for meeting the Corporation's mission and guidelines for its investment operations and advisory services. The strategy is developed with Senior Management by the Operational Strategy Group, and is approved by the Board of Directors. The Operations Evaluation Group, an IFC unit whose director reports to the Board of Directors rather than the President, conducts ex post evaluations of the implementation of the Corporation's investment strategy on an on-going basis.

Strategic risk includes the risk incurred by IFC in exercising its environmental and social development framework in member countries. Responsibility for managing this part of strategic risk rests with the Environmental and Social Development Department.

The key guiding principles and policies established as part of the framework for controlling strategic risk are as follows:

Guiding Principles for IFC's Operations

Catalytic role: IFC will seek above all to be a catalyst in facilitating productive investments in the private sector of its developing member countries. It does so by mobilizing financing from both foreign and domestic investors from the private and public sectors.

Business partnership: IFC functions like a business in partnership with the private sector. Thus, IFC takes the same commercial risks as do private institutions, investing its funds under the discipline of the marketplace.

Additionality: IFC participates in an investment only when it can make a special contribution not offered or brought to the deal by other investors.

Environmental and Social Policies

The Corporation has developed a comprehensive set of Guidelines and Safeguard Policies to promote environmentally and socially responsible private sector investments. Project sponsors are given the Safeguard Policies for environmental and social issues to review prior to conducting their assessments, as well as the environmental, health, and safety guidelines specific to the particular industry, sector, and type of project.

When making investments, IFC applies its standards to the project and its performance is monitored against those standards. Projects are expected to comply with the applicable policies and guidelines, as well as applicable local, national, and international laws.

FY04 Strategic Risk Highlights

In 2003, IFC's Environmental and Social Policies became widely recognized as best practice when 12 international commercial banks adopted them in the form of the Equator Principles, with 12 banks following suit in FY04.

CREDIT RISK

IFC defines credit risk as the potential reduction in value of on- and off- balance sheet assets due to a deteriorating credit profile of its clients, the countries in which it invests, or a financial counterparty. Credit risk is incurred in two areas of the Corporation's operations: (i) in its investment operations, where IFC provides loans, equity investments, guarantees and derivatives for clients in its developing member countries, and (ii) in its treasury operations, where credit risk is incurred with counterparties in its liquid asset investment, borrowing and asset-liability management activities. As part of its mandate, IFC is prohibited from accepting host government guarantees of repayment on its investments and, therefore, incurs commercial and sovereign risk on its investments.

The Corporation's Risk Management & Financial Policy Group has oversight responsibility for overall credit risk management and, in addition, monitors and controls credit risk arising in IFC's treasury activities. With respect to IFC's credit risk exposures to clients in developing countries, the Credit Review Department also plays a key role. At origination of new investments, the Credit Review Department analyzes information obtained from the investment departments and provides an independent review of the credit risk of the transaction. After commitment, the quality of IFC's loan and equity investment portfolio is monitored according to supervision principles and procedures defined in the Operational Policies and Procedures. Responsibility for the day-to-day monitoring and management of credit risk in the portfolio rests with the portfolio management units of individual investment departments. Their assessments are subject to quarterly review, on a sample basis, by the Loss Provisioning Division of the Controller's and Budgeting Department.

The Corporation's investment portfolio is subject to a number of operational and prudential limits, including limitations on single project exposure, single country exposure, and segment concentration. Similarly, credit policies and guidelines have been formulated covering treasury operations; these are subject

to annual revision by the Risk Management & Financial Policy Group, and approval by the Finance and Risk Committee. Specifically, IFC has adopted the following key exposure policies:

Investment Operations†

(1) IFC does not normally finance for its own account more than 25% of a project's cost.

(2) An equity investment in a company does not normally represent more than 35% of the company's total share capital, provided further that IFC is not the single largest shareholder.

(3) Investment in a single obligor may not exceed 3% of IFC's total investment portfolio.

(4) Equity plus quasi-equity investments in a single obligor may not exceed 3% of the Corporation's net worth plus general reserves, and straight equity investments may not exceed 1.5%.

Portfolio Management†

(1) Total investments in a single country will not normally represent more than 12% of IFC's total investment portfolio or 25% of its net worth plus general reserves. Review trigger levels of between 1% and 6% of the portfolio are set for each country.

(2) IFC lender of record disbursed exposure in a country may not exceed 10% for Heavily Indebted Poor Countries and 5% for all other countries. Exceptions for countries with low levels of external debt may be set by the Finance and Risk Committee. Lower trigger levels are set for certain countries.

(3) The Corporation's total exposure to a single risk sector may not exceed 8% of the total investment portfolio. Lower review trigger levels are set for single sectors, and individually for the finance and insurance sector, based on IFC's total portfolio and the country exposure level.

(4) IFC's held guarantees that are subrogated in local currency are limited to $200 million.

Treasury Operations

(1) Counterparties are subject to conservative eligibility criteria, currently restricted to banks and financial institutions with a minimum credit rating of A by leading international credit rating agencies.

(2) Exposures to individual counterparties are subject to diversification caps. For derivatives, exposure is measured in terms of "worst case" potential exposure based on simulations of market variables. Institution-specific limits are updated monthly based on changes in counterparty size or credit status.

(3) To limit exposure, IFC signs collateral agreements with counterparties that require the posting of collateral when net exposure exceeds certain predetermined thresholds, which decrease as a counterparty's credit rating deteriorates.

(4) Because counterparties can be downgraded during the life of a transaction, the agreements provide an option for IFC to terminate all swaps if the counterparty is downgraded below investment grade or if other early termination events occur that are standard in the market.

(5) Limits are also imposed on the volume of over-the-counter derivative transactions with individual counterparties.

(6) For exchange-traded instruments, IFC limits credit risk by restricting transactions to a list of authorized exchanges, contracts and dealers, and by placing limits on the Corporation's open interest rate position in each contract.

† All exposures are net of specific reserves

FY04 Credit Risk Highlights

IFC does not recognize income on loans where collectibility is in doubt or payments of interest or principal are past due more than 60 days unless management anticipates that collection of interest is expected in the near future.

The amount of nonaccruing loans as a percentage of the disbursed loan portfolio, a key indicator of portfolio performance, decreased to 11.5% at June 30, 2004, compared with 16.7% at June 30, 2003. The principal amount outstanding on nonaccrual loans totaled $1,121 million at June 30, 2004, a decrease of 27% from the June 30, 2003 level of $1,543 million.

The quality of IFC's investment portfolio, as measured by the aggregate risk level, improved during FY04, continuing the trend noted during the second half of FY03. As a result, total reserves against losses on loans and equity investments at June 30, 2004, decreased to $2,033 million ($2,625 million — June 30, 2003). This is equivalent to 16.5% of the disbursed portfolio, as compared with 21.9% at June 30, 2003.

IFC operates under the assumption that the guarantee portfolio is exposed to the same idiosyncratic and systematic risks as IFC's loan portfolio and the inherent, probable losses in the guarantee portfolio need to be covered by an allowance for loss. The allowance at June 30, 2004, was $16 million ($30 million — June 30, 2003), based on the year-end portfolio, and is included in payables and other liabilities on the balance sheet. The reduction in allowance for the year, $14 million for FY04 ($1 million increase — FY03), is included in the release of (provision for) losses on loans, equity investments and guarantees in the income statement.

The Corporation has not suffered credit losses on its exposures to derivatives counterparties in its treasury operations.

Financial Risk

IFC defines financial risk in three components: (a) the potential inability to realize asset values in its portfolio sufficient to meet obligations to disburse funds as they arise ("liquidity risk"); (b) the potential inability to access funding at reasonable cost ("funding risk"); and (c) a deterioration in values of financial instruments or positions due to changes in market interest and exchange rates and the volatility thereof ("market risk").

Key Financial Policies

IFC currently operates under a number of key financial policies as detailed below, which have been approved by its Board of Directors:

(1) **Disbursed equity** plus quasi-equity investments (net of loss reserves) may not exceed 100% of net worth, and disbursed equity (net of loss reserves) may not exceed 50% of net worth.

(2) **Minimum liquidity** (liquid assets plus undrawn borrowing commitments from the World Bank) must be sufficient at all times to cover at least 65% of IFC's estimated net cash requirements for the next three years.

(3) The currency, rate basis, and maturity of loan assets must be **closely matched** to borrowings; trigger levels at which foreign exchange and interest rate exposures are hedged are defined.

(4) **Capital** (paid-in capital plus retained earnings plus general loss reserves) must equal at least 30% of risk-weighted assets.

In addition, under IFC's Articles of Agreement, as long as IFC has outstanding borrowings from the World Bank, IFC's **leverage,** as measured by the ratio of IFC's debt (borrowings plus outstanding guarantees) to IFC's equity (subscribed capital plus retained earnings), may not exceed 4.0 to 1.

Liquidity Risk

Within the key financial policies described above, in practice the Corporation maintains, as a prudential measure, an operating liquidity target of not less than 70% of three years' net cash requirements, including projected disbursement and debt service requirements.

The primary instruments for maintaining sufficient liquidity are the Corporation's liquid asset portfolios. As already noted, IFC distinguishes five such portfolios:

(1) P0, which is generally invested in short-dated deposits, money market funds, and tri-party repos, reflecting its use for short-term funding requirements;

(2) P1, which is generally invested in (a) foreign sovereign, sovereign-guaranteed and supranational fixed income instruments (rated AA– or better); (b) US Treasury or agency instruments; (c) asset-backed securities rated AAA by at least two rating agencies and/or other AAA rated notes issued by Corporations; (d) interest rate futures and swaps to manage currency risk in the portfolio, as well as its duration relative to benchmark; and (e) cash deposits;

(3) P2, which is generally invested in US Treasuries and other sovereign and agency issues;

(4) P3, which comprises a global fixed income portfolio and a mortgage-backed securities portfolio; and

(5) P4 (which commenced on July 1, 2003), which is an outsourced portion of the P2 portfolio.

FY04 Liquidity Risk Highlights

At June 30, 2004, the Corporation's liquidity level stood at $13.1 billion, or 116% of its projected net cash requirements for three years ($13.0 billion, and 107% — June 30, 2003).

Funding Risk

The Corporation's primary objective with respect to managing funding risk is, through the adoption of the key financial policies described above, to maintain its AAA credit rating and, thereby, access to funding, as required, at the lowest possible cost. Access to funding is maximized, and cost is minimized, by issuing debt securities in various capital markets in a variety of currencies, sometimes using complex structures. These structures include borrowings payable in multiple currencies, or borrowings with principal and/or interest determined by reference to a specified index such as a stock market index, a reference interest rate, a commodity index, or one or more foreign exchange rates.

FY04 Funding Risk Highlights

During FY04, the Corporation raised $3.0 billion ($3.5 billion — FY03) of funding at sub-LIBOR rates.

Market Risk

The Corporation's exposure to market risk is minimized by adopting the matched funding policy noted above and by using a variety of derivative instruments to convert assets and liabilities into 6-month floating rate US dollar assets and liabilities.

Investment Operations

Implementation of the matched funding policy is a two-step process: funds are earmarked at Board approval stage and matched, with respect to interest rate and currency, at disbursement. Interest rate and currency exchange risk associated with fixed rate and/or non-US dollar lending is hedged via currency and interest rate swaps that convert all cash flows into variable rate US dollar flows.

Exposures to market risk resulting from derivative transactions with clients, which are intended to facilitate clients' risk management, are minimized by entering into offsetting positions with highly rated market counterparties.

Liquid Asset Portfolios

Consistent with the matched funding policy, the P0, P1 and P3 portfolios are strictly managed to variable rate US dollar benchmarks, on a portfolio basis. To this end, a variety of derivative instruments are used, including short-term, over-the-counter foreign exchange forwards (covered forwards), interest rate and currency swaps, and exchange-traded interest rate futures and options. The Corporation also takes both long and short positions in securities in the management of these portfolios to their respective benchmarks.

The primary sources of market risk in the liquid asset portfolios are the P2 and P4 portfolios, which, in contrast, are managed to a three-year duration US dollar benchmark, with additional flexibility to deviate from the benchmark. P2 represents the portion of IFC's capital not disbursed as equity investments, and the benchmark reflects the chosen risk profile for this uninvested capital. P4 represents an outsourced portion of the P2 portfolio.

Borrowing Activities

Market risk associated with fixed rate obligations and structured instruments entered into as part of the Corporation's funding program is mitigated by using derivative instruments to convert them into variable rate US dollar obligations, consistent with the matched funding policy.

Asset-Liability Management

While IFC's matched funding policy provides a significant level of protection against currency and interest rate risk, the Corporation can be exposed to residual market risk in its overall asset and liability management. This residual market risk is monitored by the Asset-Liability Management group within the Treasury Department.

Residual currency risk arises from events such as changes in the level of non-US dollar loan loss reserves. This risk is managed by monitoring the aggregate position in each lending currency and hedging the exposure when the net asset or liability position exceeds $5 million equivalent, through spot sales or purchases.

Residual interest rate risk may arise from two sources:

(1) Assets that are fully match-funded at inception, which can become mismatched over time due to write downs, prepayments, or rescheduling; and

(2) Differing interest rate reset dates on assets and liabilities.

This residual risk is managed, first, by synchronizing interest rate reset dates on assets and liabilities at a portfolio level, and, second, by measuring the sensitivity of the present value of assets and liabilities in each currency to each basis point change in interest rates, with an action trigger of $50,000 on this measure.

FY04 Market Risk Highlights

Total liquid asset returns (comprising interest, realized and unrealized gains and losses, and translation adjustments) were $177 million ($475 million in FY03 and $524 million in FY02), of which $21 million was attributable to the P2 and, beginning in FY04, the P4 portfolio ($264 million in FY03 and $202 million in FY02). Currency translation gains for FY04 were $7 million ($8 million gain in FY03 and $1 million loss in FY02).

Operational Risk

IFC defines operational risk as the potential for loss resulting from events involving people, systems and processes. These include both internal and external events, whether caused by a lack of controls, documentation, or contingency planning, or by breakdowns in information systems, communications, physical safeguards, business continuity, supervision, transaction processing, or in the execution of legal, fiduciary, and agency

responsibilities. As such, operational risk covers the risks emanating from the manner in which an entity is *operated* as opposed to the way it is *financed.*

Consistent with the Basel II Capital Adequacy guidelines, IFC is developing a matrix framework to analyze operational risk by identifying, for each area (people, systems and processes), which risks IFC will: (i) manage internally, as part of its ongoing business; (ii) alleviate through contingency planning; or (iii) insure externally, whether by sub-contracting, outsourcing or hedging, including insurance.

Responsibility for the development of the framework for managing and monitoring operational risk, and for contingency planning for recovery from emergencies, rests with the Controller's and Budgeting Department. In respect of insurable operational risk, IFC's Insurance Services Group performs insurance reviews to identify the risks and assess the adequacy of existing insurance policies and limits.

IFC seeks to mitigate the risks it manages internally by maintaining a comprehensive system of internal controls that is designed not only to identify the parameters of various risks but also to monitor and control those areas of particular concern. Key components of this effort are:

(1) The Corporation has adopted the COSO[1] control framework and a control self-assessment methodology to evaluate the effectiveness of its internal controls in people, systems and processes, and it has an ongoing program in place to cover all significant business operations. In addition, the COBIT[2] methodology is used to supplement the COSO review of the information technology function.

(2) The Internal Audit Department of the World Bank Group performs on-going independent reviews of the effectiveness of IFC's internal controls in selected key areas and functions.

(3) To promote data integrity, the Corporation has formulated a Data Management Policy. The policy is enforced through a network of Departmental Data Stewards.

(4) The Corporation has a New Products/Initiatives Assessment Group, with representation from key business and support functions, to ensure that processes and controls are in place to manage the risks in new products and initiatives, before they are executed.

FY04 Operational Risk Highlights

IFC continues to focus on its preparedness to react to an emergency situation that disrupts its normal operations. During FY04, the Corporation has:

(1) extended the scope of the back-up facilities available for its key systems;

(2) completed the deployment of computing facilities to the homes of staff considered essential to maintaining key business activities in the event that the headquarters building becomes unavailable for use in an emergency situation; and

(3) undertaken emergency response simulation exercises, to test the adequacy of its contingency planning and enhance the preparedness of its emergency management team.

The Corporation is continuing a multi-year effort to analyze and develop enhanced methodologies for measuring, monitoring and managing operational risk in its key activities. During FY04, IFC has:

(1) Continued a process mapping exercise to identify potential areas of exposure to operational risk in investment processes and provide a basis for quantifying potential risks;

(2) Following a selective "proof of concept" basis for evaluation, made recommendations leading to the establishment of a regionally organized project risk management function in FY05, responsible for investment project administration and compliance monitoring; and

---

1 COSO refers to the *Internal Control — Integrated Framework* formulated by the Committee of Sponsoring Organizations of the Treadway Commission, which was convened by the US Congress in response to the well-publicized irregularities that occurred in the financial sector during the late 1980s.

2 COBIT refers to *Control Objectives for Information and Related Technology*, first released in 1996, updated to the 3rd edition released in July 2000, sponsored by the Information Systems Audit and Control Association (ISACA).

(3) Continued to refine its COSO self-assessment process, with pilot implementation of a software tool designed to enable more rigorous, consistent and comprehensive risk identification and control assessment across all its activities.

The Corporation's management has carried out an evaluation of internal controls over external financial reporting for the purposes of determining if there were any changes made in internal controls during the year ended June 30, 2004, that had materially affected, or would be reasonably likely to materially affect, IFC's internal control over external financial reporting. As of June 30, 2004 no such significant changes occurred.

Annually IFC's management has made an assertion that, as of June 30 of each fiscal year since 1997, its system of internal controls over its external financial reporting has met the criteria for effective internal control over external financial reporting as described in COSO. Since FY97, IFC's external auditors have provided an attestation report that management's assertion regarding the effectiveness of internal control over external financial reporting is fairly stated in all material respects.

Internal controls and procedures are those processes which are designed to ensure that information required to be disclosed is accumulated and communicated to management, as appropriate to allow timely decisions regarding required disclosure by IFC. The Corporation's management has undertaken an evaluation of the effectiveness of such controls and procedures and, based on that evaluation, has concluded that these controls and procedures were effective as of June 30, 2004.

CRITICAL ACCOUNTING POLICIES

The Notes to the FY04 financial statements contain a summary of the Corporation's significant accounting policies, including a discussion of recently issued accounting pronouncements. Certain of these policies are considered to be "critical" to the portrayal of the Corporation's financial condition, since they require management to make difficult, complex or subjective judgments, some of which may relate to matters that are inherently uncertain. These policies include determining the level of the allowance for losses in the loan and equity investment portfolios, and valuation of certain financial instruments with no quoted market prices. Additional information about these policies can be found in Notes A, C, N and O to the FY04 financial statements.

RESERVE AGAINST LOSSES ON LOANS AND EQUITY INVESTMENTS

The Corporation considers a loan as impaired when, based on current information and events, it is probable that the Corporation will be unable to collect all amounts due according to the loan's contractual terms. The reserve against losses for impaired loans reflects management's judgment of the present value of expected future cash flows discounted at the loan's effective interest rate. The Corporation establishes a reserve against losses for equity investments when a decrease in value of the investments has occurred which is considered other than temporary. The reserve against losses for loans and equity investments includes an estimate of probable losses on loans and equity investments inherent in the portfolio but not specifically identifiable. The reserve is established through periodic charges to income in the form of a provision for losses on loans and equity investments. Investments written off, as well as any subsequent recoveries, are recorded through the reserve.

The assessment of the adequacy of total reserves against losses for loans and equity investments is highly dependent on management's judgment about factors such as geographical concentration, industry, regional and macroeconomic conditions, and historical trends. The reserve against losses on equity investments also considers the management quality of the investee company and its financial condition. Due to the inherent limitation of any particular estimation technique, management utilizes three different and independent methods to provide estimates for the total loss reserve balance: (1) a simulation model, (2) country risk ratings and probability of crisis associated with those risks, and (3) a model of the Corporation's long-term historical portfolio experience. Changes in these estimates could have a direct impact on the provision and could result in a change in the reserve balance.

The reserve against losses on loans and equity investments is separately reported in the balance sheet as a deduction of the Corporation's total loans and equity investments. Increases or decreases in the reserve level are reported in the income statement as provision for losses or release of provision for losses on loans, equity investments and guarantees. The reserve against losses on loans and equity investments relates only to the Client Services segment of the Corporation (see Note Q to the FY04 financial statements for further discussion of the Corporation's business segments).

VALUATION OF FINANCIAL INSTRUMENTS WITH NO QUOTED MARKET PRICES

As part of its compliance with SFAS No. 133, the Corporation reports at fair value all of its derivative instruments and certain borrowings that the Corporation has designated as components of fair value hedges. In addition, certain features in various loan agreements, equity investment agreements, and borrowing contracts contain embedded derivatives that, for accounting purposes, are separately accounted as either derivative assets or liabilities, including puts, caps, floors, and forwards. Few of these instruments have a ready market valuation. Therefore, the fair values of the financial instruments with no quoted market prices are estimated using sophisticated pricing models of the net present value of estimated future cash flows. Management makes numerous assumptions in developing the pricing models, including the appropriate discount rates, interest rates, and related volatility and expected movement in foreign currency exchange rates. Changes in assumptions could have a significant impact on the amounts reported as assets and liabilities and the related gains and losses reported in the income statement. The fair value computations affect both the Client Services and Treasury segments of the Corporation (see Note Q to the FY04 financial statements for further discussion of the Corporation's business segments).

Additional information can be found in Notes A, N and O to the FY04 financial statements.

RESULTS OF OPERATIONS

STATEMENTS OF INCOME

The summary statements of income of the Corporation presented below have been derived from financial statements audited by Deloitte. Certain amounts have been reclassified so as to conform with current year presentation. The information set forth below should be read in conjunction with the Financial Statements and Notes thereto as well as other information included elsewhere herein.

	Years ended June 30,				
	2004	2003	2002	2001	2000
	(in millions of US dollars)				
Interest income					
Interest and financial fees from loans	$ 518	$ 477	$ 547	$ 732	$ 694
Income from time deposits and securities	278	318	493	773	634
Total interest income	796	795	1,040	1,505	1,328
Charges on borrowings	(141)	(226)	(438)	(961)	(812)
Net interest income	655	569	602	544	516
Net (losses) gains on trading activities	(104)	157	31	87	(38)
Income from equity investments:					
Capital gains on equity sales	381	52	288	91	132
Dividends and profit participations	207	147	141	131	130
Net gains (losses) on equity-related derivatives and custody & other fees	(4)	(4)	(1)	—	—
Total income from equity investments	584	195	428	222	262
Release of (provision for) losses on loans, equity investments and guarantees	177	(98)	(657)	(402)	(215)
Noninterest income	82	93	82	65	125
Noninterest expense	(412)	(388)	(325)	(275)	(270)
Operating income	982	528	161	241	380
Other unrealized gains and losses on financial instruments[3]	11	(41)	54	11	—
Cumulative effect of change in accounting principle[4]	—	—	—	93	—
NET INCOME	$ 993	$ 487	$ 215	$ 345	$ 380

3 See Note N to the Corporation's FY04 financial statements.

4 See Note L to the Corporation's FY03 financial statements.

The main elements of IFC's net income, and influences on the level and variability of operating and net income from year-to-year, are:

ELEMENTS	SIGNIFICANT INFLUENCES
Operating income:	
Spread on interest earning assets	Nonaccruals and recoveries of interest on loans formerly in nonaccrual status and income from participation notes
Liquid asset income	Realized and unrealized gains and losses on the liquid asset portfolios
Income from the equity investment portfolio	Performance of the equity portfolio (dividends and capital gains)
Provisions for losses on loans, equity investments and guarantees	Level of provisions for losses on loans and equity investments and, beginning in FY01, on guarantees
Noninterest income and expense	Level of technical assistance and advisory services provided by the Corporation to its clients, the level of income from the staff retirement and other benefits plans, and the approved administrative and other budgets
Net income:	
Net gains (losses) on other financial instruments	Principally, differences between changes in fair values of derivative instruments and changes in fair value of hedged items in fair value hedging relationships

The following paragraphs detail significant variances between FY04 and FY03, and FY03 and FY02, covering the periods included in the Corporation's FY04 financial statements. As disclosed in Note A to the Corporation's FY04 financial statements, certain amounts in FY03 and FY02 have been reclassified to conform to the current year's presentation. Such reclassifications had no effect on operating income, net income or total assets.

FY04 versus FY03

Operating income

The Corporation's operating income for FY04 was $982 million, a second consecutive record year, following FY03's then record operating income of $528 million. The improvement was mainly attributable to significant equity income and an overall improvement in the quality of the loan and equity investment portfolio, as measured by portfolio impairment and portfolio risk levels, principally due to a reduction in the aggregate risk level within the portfolio resulting from: (i) the successful restructuring or rescheduling of problem projects; (ii) the growth in the outstanding portfolio in disbursements with better risk ratings; (iii) the write-off of certain investments with worse risk ratings than the average risk rating of the portfolio; and (iv) an overall improvement in country risk ratings. This improvement began during the latter stages of FY03 and continued into FY04 and resulted in a release of provisions for losses on loans, equity investments and guarantees.

The Corporation's liquid asset portfolios yielded a positive contribution to the Corporation's operating income, although at a lower level than in FY03, mainly due to the overall higher interest rate environment during FY04, with a significant rising interest rate environment during the fourth quarter of FY04. The Corporation has a significant holding of fixed income securities, principally in its P2 portfolio, that decline in value in a rising interest rate environment.

A more detailed analysis of the components of IFC's operating income follows:

Net interest income

IFC's primary interest earning assets are its loan portfolio and its liquid assets portfolios. After charges on borrowings are taken into account, net interest income increased by $86 million or 15% from $569 million in FY03 to $655 million in FY04.

Interest and financial fees from loans (including guarantee fees) for FY04 were $518 million, compared with $477 million in FY03, an increase of $41 million, or 9%. Interest income increased from $414 million in FY03 to $444 million in FY04, principally reflecting the overall increase in average interest rates during FY04, when compared with FY03. The growth in the loan portfolio and the overall increase in average interest rates during FY04, when compared with FY03, contributed $7 million, net of interest expense on lending-related swaps, of the increase in interest income. Recoveries of interest on loans being removed from non-accrual status, net of reversals of income on loans being placed in nonaccrual status, were $39 million in FY04 ($23 million — FY03). Income from the Corporation's participation notes, over and above minimum contractual interest, totaled $40 million in FY04 ($33 million — FY03). Commitment and financial fees also grew from $63 million in FY03 to $74 million in FY04, reflecting strong commitments and disbursements.

Interest income from time deposits and securities are discussed below, as a component of liquid asset income.

The Corporation's **charges on borrowings** decreased by $85 million, from $226 million in FY03 to $141 million in FY04, largely reflecting the declining US dollar interest rate environment in late FY03 and early FY04. As the Corporation's borrowings generally reprice every six months, the effect of the significant rise in the interest rate environment in the fourth quarter of FY04 has not yet had a significant impact on charges on borrowings. The weighted average cost of the Corporation's borrowings outstanding from market sources, after the effects of borrowing-related derivatives, rose slightly during the year from 0.9% at June 30, 2003 to 1.0% at June 30, 2004. The borrowings portfolio, net of borrowing-related derivatives and before the effects of SFAS No. 133, increased by $0.5 billion in FY04, from $15.9 billion at June 30, 2003 to $16.4 billion at June 30, 2004.

Liquid asset income

Liquid asset income comprises interest from time deposits and securities, net gains and losses on trading activities, and a small currency translation effect. The liquid assets portfolio, net of derivatives and securities lending activities, increased marginally, from $13.0 billion at June 30, 2003 to $13.1 billion at June 30, 2004.

The overall rising interest rate environment experienced during FY04, concentrated in the fourth quarter, resulted in a negative impact on the carrying value of the Corporation's fixed income liquid asset investments and, accordingly, lower total returns. Liquid asset returns totaled $177 million in FY04, reported as **interest income from time deposits and securities** ($278 million), **net losses on trading activities** ($104 million) and **currency translation gains** ($3 million) in the Corporation's FY04 income statement. Liquid asset returns totaled $475 million in FY03, reported as interest income from time deposits and securities ($318 million) and net gains on trading activities ($157 million).

Income from equity investments

Overall income from the equity investment portfolio increased by $389 million, from $195 million in FY03 to $584 million in FY04.

The Corporation generated realized capital gains on equity sales for FY04 of $381 million, as compared with $52 million for FY03, an increase of $329 million. Realized capital gains on equity sales in FY04 were highly concentrated, with $193 million of the total capital gains resulting from sales or partial sales of single equity investments in each of the Czech Republic, the Republic of Korea, and Mexico. IFC took advantage of buoyant markets to take some limited gains in investments where IFC's developmental role was complete, where pre-determined sales trigger levels had been met, and where markets had valued them adequately. Such

opportunities did not occur in FY03 with only one sale of an equity investment generating a capital gain in excess of $5 million.

Dividend income was also significantly higher in FY04 at $207 million, as compared with $147 million in FY03. Consistent with FY03, a significant amount of IFC's dividend income in FY04 was due in part to returns on the Corporation's joint ventures in the oil, gas and mining sectors, which totaled $65 million in FY04, as compared with $61 million in FY03.

Release of provisions for losses on loans, equity investments and guarantees

As noted above, the quality of the Corporation's investment portfolio improved during FY04, continuing the trend noted in the last nine months of FY03. As a result, IFC recorded a release of provisions for losses on loans, equity investments and guarantees of $177 million in FY04, including a release of $14 million in respect of guarantees, a significant improvement over FY03 when the Corporation recorded a charge of $98 million (which included a charge of $1 million in respect of guarantees). On June 30, 2004, the Corporation's total reserves against losses on loans and equity investments were 16.5% of the disbursed and outstanding portfolio (21.9% at June 30, 2003).

Noninterest income

Noninterest income of $82 million for FY04 was $11 million lower than in FY03 ($93 million), principally due to lower service fees — $41 million in FY04, as compared with $51 million in FY03. FY03 service fees included the recovery of $11 million of overdue interest and penalties received from one of the Corporation's client risk management derivatives to a client in the power sector which did not recur in FY04.

Noninterest expense

Administrative expenses (the principal component of noninterest expense) increased by 8% from $332 million in FY03 to $360 million in FY04. Administrative expenses include the grossing-up effect of certain revenues and expenses attributable to the Corporation's reimbursable program and jeopardy projects ($34 million in FY04, as compared with $30 million in FY03). The Corporation recorded expense from pension and other postretirement benefit plans in FY04 of $19 million, as compared with $24 million in FY03.

Net income

As more fully disclosed in Notes A, N and O to the Corporation's FY04 financial statements, the Corporation has designated certain hedging relationships in its borrowing activities and its lending activities as fair value hedges. The Corporation generally matches the terms of its derivatives with the terms of the specific underlying financial instruments hedged, in terms of currencies, maturity dates, reset dates, interest rates, and other features. However, differing valuation methodologies are applied to the derivative and the hedged financial instrument, as prescribed by SFAS No. 133. The resulting ineffectiveness calculated for such relationships is recorded in net gains (losses) on other financial instruments, in net income.

The effects of SFAS No. 133 on net income FY04 and FY03 can be summarized as follows (US$ millions):

	FY04	FY03
Operating income	$982	$528
SFAS No. 133 adjustments:		
Net gains (losses) on other financial instruments	11	(41)
Net income	$993	$487

Net gains (losses) on other financial instruments largely comprises the difference between the change in fair value of derivative instruments and the change in fair value of the hedged item under designated hedging relationships.

FY03 versus FY02

Operating income

The Corporation's operating income for FY03 was $528 million, substantially higher than FY02 operating income of $161 million. The improvement was mainly attributable to the significant reduction in the charge for provisions for losses on loans, equity investments and guarantees (provisions) and significantly higher net gains on the Corporation's liquid asset trading activities. Offsetting these favorable contributions to higher operating income in FY03, as compared with FY02, were lower realized capital gains on equity sales and higher expense from the Corporation's pension and other postretirement benefit plans (pension expense).

The lower charge for provisions reflected the stabilization and subsequent marginal improvement in the loan and equity investment portfolio quality in FY03. Provisions in FY02 reflected the declining portfolio quality, principally in Argentina, one of the Corporation's largest portfolio countries. Provisions totaled $98 million in FY03, as compared with $657 million in FY02.

The overall declining interest rate environment in FY03 continued to benefit the Corporation's returns from its liquid asset portfolios, in particular the P2 portfolio which is a largely fixed income portfolio. Gains on the Corporation's liquid asset trading activities in FY03 were $157 million, as compared with $31 million in FY02.

Realized capital gains in FY03 were $52 million, as compared with $288 million in FY02. The significant gains in FY02 were principally due to targeted sales of a small number of equity investments in certain emerging markets that had reached pre-determined sales trigger levels.

Pension expense in FY03 was $24 million, as compared with pension income in FY02 of $31 million.

Net interest income

IFC's primary interest earning assets are its loan portfolio and its liquid assets portfolios. After charges on borrowings are taken into account, net interest income decreased by $33 million or 6% from $602 million in FY02 to $569 million in FY03.

Interest, commitment and financial fees from loans (including guarantee fees) for FY03 were $477 million, compared with $547 million in FY02, a decrease of 13%. Interest income declined from $486 million in FY02 to $414 million in FY03, principally reflecting the overall decline in interest rates during FY03. While the disbursed and outstanding loan portfolio grew by 15%, loans in nonaccrual status grew from $1,217 million at June 30, 2002 to $1,543 million at June 30, 2003, an increase of 27%. Recoveries of interest on loans being removed from non-accrual status, net of reversals of income on loans being placed in nonaccrual status were $23 million in FY03 ($27 million — FY02). Income from the Corporation's participation notes, over and above minimum contractual interest, totaled $33 million in FY03 ($22 million — FY02). In addition, as discussed in Note E to the FY03 financial statements, the Corporation recorded nonrecurring income of $15 million in FY02, included in interest and financial fees from loans, as a result of exercising an option to reacquire the remaining outstanding loan participations owned by a trust, and the subsequent dissolution of the trust. Commitment and financial fees, however, grew from $61 million in FY02 to $64 million in FY03 reflecting the Corporation's strong commitments and disbursements in FY03.

Interest income from time deposits and securities for FY03 was $318 million, $175 million lower than the $493 million recorded in FY02.

The liquid assets portfolio, net of derivatives and securities lending activities, decreased from $14.5 billion at June 30, 2002, to $13.0 billion at June 30, 2003 largely due to loan and equity disbursements and sales of equity securities exceeding repayments and redemptions by $1.3 billion and repayments of the Corporation's borrowings exceeding drawdowns by $0.3 billion. The $1.5 billion decline in the liquid assets portfolio combined with the reduced yields due to the overall declining interest rate environment contributed to the reduction in interest income from time deposits and securities from FY02 to FY03.

The Corporation's charges on borrowings decreased by $212 million from $438 million in FY02 to $226 million in FY03, largely reflecting the declining US dollar interest rate environment, as the weighted average cost of the Corporation's borrowings outstanding from market sources, after the effects of borrowing-related derivatives fell from 1.8% at June 30, 2002 to 0.9% at June 30, 2003. The borrowings portfolio, net of borrowing-related derivatives, decreased by $0.8 billion in FY03 from $16.7 billion at June 30, 2002, to $15.9 billion at June 30, 2003.

Net gains and losses on trading activities

Due to the continuing overall decline in the US dollar interest rate environment throughout FY03, and the favorable impact of this decline on the carrying value of the Corporation's fixed income liquid asset investments, the Corporation recorded net realized and unrealized gains on its liquid asset portfolios of $157 million, higher than the net realized and unrealized gains of $31 million recorded in FY02.

Income from equity investments

Overall income from the equity investment portfolio declined by $233 million from $428 million in FY02 to $195 million in FY03.

The Corporation generated realized capital gains for FY03 of $52 million as compared with $288 million for FY02, a decrease of $236 million or 82%. Capital gains in FY02 were highly concentrated with $227 million of the total capital gains of $288 million resulting from sales or partial sales of six equity investments in Korea, Mexico, Peru, and Latvia. Such opportunities for sales based on pre-determined trigger levels did not recur to a significant extent in FY03 with only one sale of an equity investment generating a capital gain in excess of $5 million. Dividend income, net of losses on equity-related derivatives and custody and other fees, was marginally higher in FY03 at $143 million, as compared with $140 million in FY02. Consistent with FY02, the stable performance in dividend income in FY03 was largely attributable to returns on the Corporation's joint ventures in the oil, gas and mining sectors.

Provisions for losses on loans, equity investments and guarantees

The income charge for provisions for losses of $98 million in FY03, including $1 million in respect of guarantees, was significantly lower than the charge in FY02 of $657 million (which included $16 million in respect of guarantees), a decline of $559 million. On June 30, 2003, the Corporation's total reserves against losses on loans and equity investments were 21.9% of the disbursed and outstanding portfolio (25.8% at June 30, 2002). The significantly lower income charge in FY03 reflected the stabilization of the portfolio quality in the first quarter of FY03 and a marginal improvement in portfolio quality during the last nine months of the year.

Noninterest income

Noninterest income of $93 million for FY03 was $11 million higher than in FY02 ($82 million), principally due to higher service fees — $51 million in FY03, as compared with $40 million in FY02. The increase was largely due to the recovery of $11 million of overdue interest and penalties received from one of the Corporation's client risk management derivatives to a client in the power sector.

Noninterest expense

Administrative expenses (the principal component of noninterest expense) marginally increased by 2% from $327 million in FY02 to $332 million in FY03. Administrative expenses include the grossing-up effect of certain revenues and expenses attributable to the Corporation's reimbursable program and jeopardy projects ($30 million in FY03, as compared with $39 million in FY02), and the impact of a reorganization effected in FY02 ($nil million in FY03, as compared with $13 million in FY02).

FY02 administrative expenses were impacted by a series of efficiency and effectiveness measures implemented in the second half of FY02. These measures were taken as part of IFC's overall reorganization

and also to address the impact on operating income of the emerging crisis in Argentina. Administrative expenses in FY02 included a charge of $13 million for the reorganization, which involved staff reductions, field office closings and reorganizations, and a headquarters reorganization. The reorganization was finalized and announced in the fourth quarter of FY02, and the implementation of the plan was substantially completed in FY03.

The Corporation recorded expense from pension and other postretirement benefit plans in FY03 of $24 million, as compared with income of $31 million in FY02. The increase in expense was due to changes in the underlying actuarial assumptions related to the calculation of pension expense, and a decrease in the value of the pension assets during FY02.

Net income

As more fully disclosed in Notes A, L and M to the Corporation's FY03 financial statements, the Corporation changed its method of accounting for derivative instruments to conform with SFAS No. 133 beginning in FY01. Pursuant to SFAS No. 133, the Corporation has designated certain hedging relationships in its borrowing activities and its lending activities as fair value hedges. The Corporation generally matches the terms of its derivatives with the terms of the specific underlying financial instruments hedged, in terms of currencies, maturity dates, reset dates, interest rates, and other features. However, differing valuation methodologies are applied to the derivative and the hedged financial instrument, as prescribed by SFAS No. 133. The resulting ineffectiveness calculated for such relationships is recorded in net gains (losses) on other financial instruments in net income.

The effects of SFAS No. 133 on net income FY03 and FY02 can be summarized as follows (US$ millions):

	FY03	FY02
Operating income	$528	$161
SFAS No. 133 adjustments:		
Net gains (losses) on other financial instruments	(41)	54
Net income	$487	$215

Net gains (losses) on other financial instruments largely comprises the difference between the change in fair value of derivative instruments and the change in fair value of the hedged item under designated hedging relationships.

GOVERNANCE

Board of Directors

In accordance with its Articles of Agreement, members of IFC's Board of Directors (the Board) are appointed or elected by their member governments. These Directors are neither officers nor staff of IFC. James D. Wolfensohn, President, is the only management member of the Board, serving as a non-voting member and as Chairman of the Board. The Board has established several Committees including:

- Committee on Development Effectiveness
- Audit Committee
- Budget Committee
- Personnel Committee
- Ethics Committee
- Committee on Governance and Administrative Matters

The Board and its Committees function in continuous session at the principal offices of the World Bank Group, as business requires. Each Committee's terms of reference establish its respective roles and responsibilities. As Committees do not vote on issues, their role is primarily to serve the full Board in discharging its responsibilities.

Audit Committee

Membership

The Audit Committee consists of eight members of the Board. Membership on the Committee is determined by the Board, based upon nominations by the Chairman of the Board, following informal consultation with the Directors. In addition, membership of the Committee is expected to reflect the economic and geographic diversity of IFC's member countries. Other relevant selection criteria include seniority, continuity and relevant experience. Some or all of the responsibilities of individual Committee members are performed by their alternates or advisors. Generally, Committee members are appointed for a two year term; reappointment to a second term, when possible, is desirable for continuity. Audit Committee meetings are generally open to any member of the Board who may wish to attend, and non-Committee members of the Board may participate in the discussion. In addition, the Chairman of the Audit Committee may speak in that capacity at meetings of the Board with respect to discussions held in the Audit Committee.

Key responsibilities

The Audit Committee is appointed by the Board to assist it in the oversight and assessment of IFC's finances and accounting, including the effectiveness of financial policies, the integrity of the financial statements, the system of internal controls regarding finance, accounting and ethics (including fraud and corruption) and financial and operational risks. The Audit Committee also has responsibility for reviewing the performance and recommending to the Board the appointment of the external auditor, as well as monitoring the independence of the external auditor and meeting with it in executive session. The Committee participates in oversight of the internal audit function, including reviewing the responsibilities, staffing and the effectiveness of internal audit. The Committee also reviews the annual internal audit plan and meets with the Auditor General in executive session. In the execution of its role, the Committee discusses with management, the external auditors, and the internal auditors, financial issues and policies which have a bearing on the Corporation's financial position and risk-bearing capacity. The Audit Committee monitors the evolution of developments in corporate governance and the role of audit committees on an ongoing basis and revised its terms of reference in FY04.

Communications

The Audit Committee communicates regularly with the Board through distribution of the following:

- The minutes of its meetings
- Reports of the Audit Committee prepared by the Chairman, which document discussions held. These Reports are distributed to the Directors, Alternates, World Bank Group Senior Management and Vice Presidents of IFC.
- "Statement(s) of the Chairman" and statements issued by other members of the Committee.
- The Annual Report of the Board, which provides an overview of the main issues addressed by the Audit Committee over the year.

The Audit Committee's communications with the external auditor are described in the Auditor Independence section.

Executive sessions

Members of the Audit Committee may convene in executive session at any time, without management present. Under the Audit Committee's terms of reference, it meets separately in executive session with the external and internal auditors.

Access to outside resources and to management

Throughout the year, the Audit Committee receives a large volume of information, which supports the preparation of the financial statements. The Audit Committee meets both formally and informally throughout the year to discuss financial and accounting matters. Directors have complete access to management of the Corporation. The Audit Committee reviews and discusses with management the quarterly and annual financial statements. The Committee also reviews with the external auditor the financial statements prior to their publication and recommends them for approval to the Board of Directors.

The Audit Committee has the capacity, under exceptional circumstances, to obtain advice and assistance from outside legal, accounting or other advisors as deemed appropriate.

CODE OF ETHICS

The World Bank Group strives to foster and maintain a positive work environment that supports the ethical behavior of its staff. To facilitate this effort, the World Bank Group has in place a Code of Professional Ethics — Living our Values. The Code applies to all staff (including managers, consultants, and temporary employees) worldwide.

The Code is available in nine languages on the World Bank Group's website, www.worldbank.org. Staff relations, conflicts of interest, and operational issues, including the accuracy of books and records, are key elements of the Code.

In addition to the Code, an essential element of appropriate conduct is compliance with the obligations embodied in the Principles of Staff Employment, Staff Rules, and Administrative Rules, the violation of which may result in disciplinary actions. In accordance with the Staff Rules, senior managers must complete a confidential financial disclosure instrument with the Office of Ethics and Business Conduct.

Guidance for staff is also provided through programs, training materials, and other resources. Managers are responsible for ensuring that internal systems, policies, and procedures are consistently aligned with the World Bank Group's ethical goals. In support of its efforts on ethics, the World Bank offers a variety of methods for informing staff of these resources. Many of these efforts are headed by the following groups:

- The Office of Ethics and Business Conduct provides leadership, management and oversight for the World Bank Group's ethics infrastructure including the Ethics HelpLine, a consolidated conflicts of interest disclosure/resolution system, financial disclosure, ongoing training to both internal and external audiences, and communication resources.
- The Department of Institutional Integrity is charged with investigating allegations of fraud and corruption within the World Bank Group. The Department also investigates allegations of misconduct by World Bank Group staff, and trains and educates staff and clients in detecting and reporting fraud and corruption in World Bank Group-funded projects. The Department reports directly to the President and is composed of professionals from a range of disciplines including financial analysts, researchers, investigators, lawyers, prosecutors, forensic accountants, and World Bank Group staff with operational experience.

The World Bank Group has in place procedures for the receipt, retention and treatment of complaints received regarding accounting, internal controls and auditing matters.

The World Bank Group offers both the Ethics HelpLine, as well as a Fraud and Corruption hotline run by an outside firm staffed by trained specialists. This third-party service offers numerous methods of communication in addition to a toll free hotline in countries where access to telecommunications may be

limited. In addition there are other methods by which the Department of Institutional Integrity may receive allegations, including directly by email, anonymously, or through confidential submission through its website, as well as the postal service and telephone.

AUDITOR INDEPENDENCE

In February 2003, the Board adopted a set of principles applicable to the appointment of the external auditor for IFC. Key features of those principles include:

- Prohibition of the external auditor from the provision of all non audit-related services.
- All audit-related services must be preapproved on a case-by-case basis by the Board, upon recommendation of the Audit Committee.
- Mandatory rebidding of the external audit contract every five years.
- Prohibition of any firm serving as external auditor for more than two consecutive five-year terms.
- Mandatory rotation of the senior partner after five years.
- An evaluation of the performance of the external auditor at the mid-point of the five year term.

In FY04, IFC's external auditor, Deloitte, began a new five-year term and will have served eleven years as external auditor upon completion of that term, pursuant to a one-time grandfathered exemption from the above-referenced ten-year limit. Even within a five-year term the service of the external auditor is subject to recommendation by the Audit Committee for annual reappointment and approval of a resolution by the Board.

As a standard practice, the external auditor is present as an observer at virtually all Audit Committee meetings and is frequently asked to present its perspective on issues. In addition, the Audit Committee meets periodically with the external auditor in private session without management present. Communication between the external auditor and the Audit Committee is ongoing, as frequently as is deemed necessary by either party. IFC's external auditors follow the communication requirements with audit committees set out under U.S. generally accepted auditing standards. In keeping with these standards, significant formal communications include:

- Quarterly and annual financial statement reporting.
- Annual appointment of the external auditors.
- Presentation of the external audit plan.
- Presentation of control recommendations and discussion of the COSO attestation and report.
- Presentation of a statement regarding independence.

In addition to Committee meetings, individual members of the Audit Committee have independent access to the external auditor.

AUDIT FEES

For FY04, Deloitte served as IFC's independent external auditors. Administrative expenses for FY04 included the following professional fees for services provided by Deloitte: $0.6 million for audit services, $0.6 million for audit-related services and all other fees. Audit-related services and all other fees principally comprises internal control reviews as well as accounting consultations concerning financial accounting and reporting standards.

ORGANIZATION AND ADMINISTRATION OF IFC

MEMBERSHIP

IFC was organized in 1956 with an original membership of 56 countries, which has since grown to 176 member countries at June 30, 2004. Membership in IFC is open only to members of the World Bank at such times and in accordance with such terms and conditions as the Corporation shall prescribe.

Although any member may withdraw from membership in IFC by delivering notice thereof in writing, any government which ceases to be a member remains liable for all its obligations to IFC. In the event of withdrawal, IFC will arrange for the repurchase of that government's capital stock in the Corporation. Also, a member may be suspended by a decision of a majority of the Governors exercising a majority of the Corporation's total voting power if such member fails to fulfill any of its obligations to IFC.

ADMINISTRATION

IFC's administration is comprised of the Board of Governors, the Board of Directors, the President, the Executive Vice President, other officers and staff.

All of the powers of IFC are vested in the Board of Governors which is composed of a Governor (and an Alternate Governor) appointed by each member country of IFC. Each member country has 250 votes plus one additional vote for each share of stock held by that member. Except as otherwise expressly provided in the Articles of Agreement, all matters before IFC are decided by a majority of the votes cast. The Board of Governors holds regular annual meetings, but has delegated to the Board of Directors authority to exercise all of the powers of IFC except those reserved to the Governors under the Articles of Agreement.

The Board of Directors is responsible for the conduct of the general operations of IFC. It is composed of each Executive Director of the World Bank who has been either (i) appointed by a member of the World Bank which is also a member of IFC, or (ii) elected in an election in which the votes of at least one member of the World Bank which is also a member of IFC shall have counted toward his or her election. Each Director is entitled to cast the number of votes which the member by which he or she was appointed, or the member (or members) that voted for his or her election, is entitled to cast. The Board of Directors presently consists of 24 Directors. Five Directors are appointed by individual members and the remaining 19 are elected by the Governors representing the other members. The President of the World Bank is *ex officio* Chairman of the Board of Directors of IFC.

The President is the chief of the operating staff of the Corporation and is appointed by the Board of Directors. Under the direction and control of the Board of Directors, the President is responsible for the organization, appointment and dismissal of the officers and staff. The authority to conduct the ordinary business of the Corporation is vested in the Executive Vice President.

The following is a list of the principal officers of IFC at September 1, 2004:

President	James D. Wolfensohn
Executive Vice President	Peter L. Woicke
Vice President, Human Resources and Administration	Dorothy H. Berry
Vice President, Operations	Assaad J. Jabre
Vice President, Portfolio and Risk Management	Farida Khambata
Vice President, Private Sector Development and Chief Economist	Michael U. Klein
Vice President, Finance and Treasurer	Nina B. Shapiro
General Counsel and Director, Legal Department	Jennifer A. Sullivan

Mr. Woicke is a Managing Director of the World Bank responsible for private sector development. Nemat Talaat Shafik, Vice President, Infrastructure for the World Bank, and Mr. Klein, who is also Vice

President for Private Sector Development for the World Bank, together with Mr. Jabre are responsible for the private sector advisory work of several global departments jointly managed by IFC and the World Bank.

Mr. Woicke has announced his retirement effective January 29, 2005, when he reaches the mandatory retirement age. An international search process for his replacement is underway. Ms. Shafik has accepted a secondment assignment with the U.K. Department for International Development effective October 1, 2004. Ms. Katherine Sierra has been appointed to succeed her as Vice President, Infrastructure as of that date.

IFC is a legal entity separate and distinct from the World Bank. The funds of IFC are kept separate and apart from those of the World Bank and obligations of IFC are not obligations of, or guaranteed by, the World Bank.

The Articles of Agreement

The Articles of Agreement constitute IFC's governing charter. They prescribe IFC's purpose, capital structure and organization, authorize the operations in which it may engage, prescribe limitations on the carrying on of those operations and establish the status, privileges and immunities of IFC in its member countries. The Articles of Agreement also contain provisions with respect to the admission of additional members, the increase of the authorized capital stock of IFC, the terms and conditions under which IFC may invest its funds, the distribution of the net income of IFC to its members, the withdrawal and suspension of members and the suspension of operations of IFC.

Pursuant to its provisions, the Articles of Agreement may be amended only by a vote of three-fifths of the Governors exercising 85% of the total voting power (except for certain provisions the amendment of which requires the affirmative vote of all Governors). The Articles of Agreement further provide that questions of interpretation of provisions of the Articles of Agreement arising between any member and IFC or between members of IFC shall be decided by the Board of Directors. Its decisions may be referred by any member to the Board of Governors, whose decision is final. Pending the result of such reference, IFC may act on the basis of the decision of the Board of Directors.

Copies of the full text of the Articles of Agreement are available for inspection and distribution at IFC's head office in Washington, D.C.

Legal Status, Immunities and Privileges

The Articles of Agreement contain provisions which accord to IFC legal status and certain immunities and privileges in the territories of each of its members, including those summarized below:

IFC has full juridical personality with capacity to make contracts, to acquire and dispose of property and to sue and be sued. Actions may be brought against IFC only in a court of competent jurisdiction in the territories of a member in which IFC has an office, has appointed an agent to accept service of process, or has issued or guaranteed securities, but no action may be brought against IFC by a member or persons acting for or deriving claims from a member.

The Governors, Directors, Alternates and the officers and employees of IFC are immune from legal process for acts performed by them in their official capacities.

The archives of IFC are inviolable and the property and assets of IFC are immune from seizure, attachment or execution prior to delivery of final judgment against IFC. The property and assets of the Corporation are also immune from search, requisition, confiscation, expropriation or any other form of seizure by executive or legislative action.

IFC, its assets, property, income and its operations and transactions authorized by the Articles of Agreement, are immune from all taxation and customs duties imposed by a member country. The Corporation is also immune from liability for the collection or payment of any tax or duty.

Under the Articles of Agreement, securities issued or guaranteed by IFC and the interest or dividends thereon are not subject to any tax (a) which discriminates against such securities solely because they are

issued or guaranteed by IFC or (b) if the sole jurisdictional basis for the tax is the place or currency in which such securities are issued, made payable or paid, or the location of any office or place of business maintained by IFC.

IFC in its discretion may waive any of the privileges and immunities conferred under the Articles of Agreement upon such conditions as it may determine.

INDEX TO FINANCIAL STATEMENTS AND INTERNAL CONTROL REPORTS
June 30, 2004

IFC

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August 3, 2004

Audit Committee of the Board of Directors
International Finance Corporation

We have reviewed the financial statements for the period ending on June 30, 2004, and the accompanying management's discussion and analysis of the International Finance Corporation (IFC) (collectively, the "Reports"). Based on our knowledge, the Reports do not (1) contain any untrue statement of a material fact, or (2) omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by the Reports.

Based on our knowledge, the financial statements and other financial information included in the Reports fairly present in all material respects the financial condition, results of operations, changes in net assets, and cash flows of IFC for the periods presented in the Reports.

Management is responsible for establishing and maintaining internal controls and procedures over external financial reporting for IFC. As part of carrying out these responsibilities, Management has:

- designed internal controls and procedures to ensure that material information required to meet the accuracy and completeness standards set forth above with regard to the Reports is recorded, processed, summarized and reported in a timely manner, as well as to ensure that such information is accumulated and communicated to Management as appropriate to allow timely decisions regarding required disclosure; and

- designed internal controls over external financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

Management has evaluated the effectiveness of IFC's internal controls and procedures as of the date of the Reports; and presented in management's discussion and analysis its conclusions about the effectiveness of such controls and procedures, as of the end of the period covered by the Reports, based on such evaluation. Management has disclosed in the Reports any change in IFC's internal controls over external financial reporting that occurred during the period covered by the Reports that has materially affected, or is reasonably likely to materially affect, IFC's internal controls over external financial reporting.

August 3, 2004

Further, Management has disclosed, based on its most recent evaluation of internal control over financial reporting, to IFC's external auditors and the Audit Committee of IFC's Board of Directors:

- all significant deficiencies in the design or operation of internal controls over financial reporting which are reasonably likely to adversely affect IFC's ability to record, process, summarize, and report financial information; and

- any fraud, whether or not material, that involves Management or other employees who have a significant role in IFC's internal controls over financial reporting.

James D. Wolfensohn President	Peter Woicke Executive Vice President	Farida Khambata Vice President, Portfolio and Risk Management

August 3, 2004

Management's Report Regarding Effectiveness of Internal Controls Over External Financial Reporting

The management of the International Finance Corporation (IFC) is responsible for the preparation, integrity, and fair presentation of its published financial statements and all other information presented in the accompanying Management's Discussion and Analysis. The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (US GAAP) and, as such, include amounts based on informed judgments and estimates made by management.

The financial statements have been audited by an independent accounting firm, which was given unrestricted access to all financial records and related data, including minutes of all meetings of the Board of Executive Directors and committees of the Board. Management believes that all representations made to the independent auditors during their audit were valid and appropriate. The independent auditors' report accompanies the audited financial statements.

Management is responsible for establishing and maintaining effective internal control over external financial reporting for financial presentations in conformity with US GAAP. The system of internal control contains monitoring mechanisms, and actions are taken to correct deficiencies identified. Management believes that internal controls for external financial reporting, which are subject to scrutiny by management and the internal auditors, and are revised as considered necessary, support the integrity and reliability of the external financial statements.

Key procedures that Management has established, which are designed to provide effective internal financial control within IFC, include the preparation, review and Board approval of annual financial plans that align with strategic plans prepared every year. Results are monitored regularly and reports on progress compared to the plan are prepared quarterly. Additionally, systems are in place to monitor financial risks such as changes in the market prices of financial instruments, funding of assets, operational error and fraud. Exposure to these risks is monitored by the IFC Finance and Risk Committee.[1] Further, the system of internal controls includes written policies and procedures, proper delegation of authority, accountability through establishing responsibility centers, and segregation of duties.

There are inherent limitations in the effectiveness of any internal control, including the possibility of human error and the circumvention or overriding of controls. Accordingly, even effective internal control can provide only reasonable assurance with respect to financial

[1] The members of Finance and Risk Committee are: the VP, Portfolio and Risk Management (Chair), the EVP, the VP Operations, the VP Finance & Treasurer, the VP & Chief Economist, the General Counsel and the Director, Municipal Fund Department.

statement preparation. Further, because of changes in conditions, the effectiveness of internal control may vary over time.

IFC assessed its internal control over external financial reporting for financial presentations in conformity with US GAAP as of June 30, 2004. This assessment was based on the criteria for effective internal control over external financial reporting described in *Internal Control–Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based upon this assessment, management believes that IFC maintained effective internal control over external financial reporting presented in conformity with US GAAP, as of June 30, 2004. The independent accounting firm that audited the financial statements has issued an attestation report on Management's assessment of IFC's internal control over external financial reporting.

The Board of Executive Directors of IFC has appointed an Audit Committee responsible for monitoring the accounting practices and internal controls of IFC. The Audit Committee is comprised entirely of Executive Directors who are independent of IFC's management. The Audit Committee is responsible for recommending to the Board of Executive Directors the selection of independent auditors. It meets periodically with management, the independent auditors, and the internal auditors to ensure that they are carrying out their responsibilities. The Audit Committee is responsible for performing an oversight role by reviewing and monitoring the financial, accounting and auditing procedures of IFC in addition to reviewing IFC's reports. The independent auditors and the internal auditors have full and free access to the Audit Committee, with or without the presence of management, to discuss the adequacy of internal control over external financial reporting and any other matters which they believe should be brought to the attention of the Audit Committee.

James D. Wolfensohn
President

Peter Woicke
Executive Vice President

Allen F. Shapiro
Controller

Farida Khambata
Vice President, Portfolio and Risk Management

Deloitte.

Deloitte & Touche LLP
Suite 500
555 12th Street NW
Washington, DC 20004-1207
USA

Tel: +1 202 879 5600
Fax: +1 202 879 5309
www.deloitte.com

President and Board of Governors
International Finance Corporation

We have examined management's assertion, included in the accompanying *Responsibility for External Financial Reporting - Management's Responsibilty*, that the International Finance Corporation maintained effective internal control over external financial reporting presented in conformity with accounting principles generally accepted in the United States of America as of June 30, 2004, based on the criteria established in "Internal Control—Integrated Framework" issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO report). Management is responsible for maintaining effective internal control over external financial reporting. Our responsibility is to express an opinion on management's assertion based on our examination.

Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants and, accordingly, included obtaining an understanding of internal control over financial reporting, testing, and evaluating the design and operating effectiveness of the internal control over financial reporting, and performing such other procedures as we considered necessary in the circumstances. We believe that our examination provides a reasonable basis for our opinion.

Because of inherent limitations in any internal control, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of internal control over external financial reporting to future periods are subject to the risk that the internal control may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assertion that the International Finance Corporation maintained effective internal control over external financial reporting presented in conformity with accounting principles generally accepted in the United States of America as of June 30, 2004, is fairly stated, in all material respects, based on the criteria established in "Internal Control – Integrated Framework" issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Deloitte & Touche LLP

August 3, 2004

Deloitte.

Deloitte & Touche LLP
Suite 500
555 12th Street NW
Washington, DC 20004-1207
USA

Tel: +1 202 879 5600
Fax: +1 202 879 5309
www.deloitte.com

President and Board of Governors
International Finance Corporation

We have audited the accompanying balance sheets of the International Finance Corporation, as of June 30, 2004 and 2003, including the statements of capital stock and voting power as of June 30, 2004, and the related statements of income, comprehensive income, changes in capital, and cash flows for each of the three fiscal years in the period ended June 30, 2004. These financial statements are the responsibility of the International Finance Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of the International Finance Corporation as of June 30, 2004 and 2003, and the results of its operations and its cash flows for each of the three fiscal years in the period ended June 30, 2004 in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

August 3, 2004

BALANCE SHEET

as of June 30, 2004 and June 30, 2003

(US$ millions)

	2004	2003
Assets		
Due from banks	$ 74	$ 93
Time deposits	2,387	2,293
Trading securities – Note B	12,842	10,572
Securities purchased under resale agreements	3,094	4,046
Loans and equity investments disbursed and outstanding – Note C		
Loans	9,753	9,242
Equity investments	2,559	2,760
Total loans and equity investments	12,312	12,002
Less: Reserve against losses on loans and equity investments	(2,033)	(2,625)
Net loans and equity investments	10,279	9,377
Derivative assets	1,092	1,734
Receivables and other assets – Note H	2,593	3,428
Total assets	**$ 32,361**	**$ 31,543**
Liabilities and capital		
Liabilities		
Securities sold under repurchase agreements and payable for cash collateral received	$ 4,329	$ 3,053
Borrowings withdrawn and outstanding – Note I		
From market sources	16,157	17,181
From International Bank for Reconstruction and Development	97	134
Total borrowings	16,254	17,315
Derivative liabilities	1,549	1,264
Payables and other liabilities – Note J	2,447	3,122
Total liabilities	24,579	24,754
Capital		
Capital stock, authorized 2,450,000 shares of $1,000 par value each – Note K		
Subscribed	2,362	2,362
Less: Portion not yet paid	(1)	(2)
Total capital stock	2,361	2,360
Payments received on account of pending subscriptions	1	-
Accumulated other comprehensive income	2	4
Retained earnings	5,418	4,425
Total capital	7,782	6,789
Total liabilities and capital	**$ 32,361**	**$ 31,543**

The notes to financial statements are an integral part of these statements.

INCOME STATEMENT

for the three years ended June 30, 2004

(US$ millions)

	2004	2003	2002
Interest income			
Interest and financial fees from loans – Note C	$ 518	$ 477	$ 547
Interest from time deposits and securities – Note B	278	318	493
Total interest income	796	795	1,040
Interest expense			
Charges on borrowings – Note I	141	226	438
Total interest expense	141	226	438
Net interest income	**655**	**569**	**602**
Net (losses) gains on trading activities – Note B	(104)	157	31
Income from equity investments – Note E	584	195	428
Release of (provision for) losses on loans, equity investments and guarantees – Note C	177	(98)	(657)
Net income from loans, equity investments and trading activities	**1,312**	**823**	**404**
Noninterest income			
Service fees	41	51	40
Translation adjustments, net	7	8	(1)
Other income – Note L	34	34	43
Total noninterest income	82	93	82
Noninterest expense			
Administrative expenses – Notes S and T	360	332	327
Expense (income) from pension and other postretirement benefit plans – Note R	19	24	(31)
Contributions to special programs – Note M	29	28	22
Other expenses	4	4	7
Total noninterest expense	412	388	325
Operating income	**982**	**528**	**161**
Net gains (losses) on other financial instruments – Note N	11	(41)	54
Net income	$ 993	$ 487	$ 215

The notes to financial statements are an integral part of these statements.

STATEMENT OF COMPREHENSIVE INCOME

for the three years ended June 30, 2004

(US$ millions)

	2004	2003	2002
Net income	$ 993	$ 487	$ 215
Other comprehensive (loss) income			
Reclassification to net income of net interest accruals on swaps in cash flow hedging relationships at June 30, 2000	(2)	(2)	(6)
Total comprehensive income	$ 991	$ 485	$ 209

STATEMENT OF CHANGES IN CAPITAL

for the three years ended June 30, 2004

(US$ millions)

	Retained earnings						
	Undesignated	Designated for technical assistance and advisory services	Total	Accumulated other comprehensive income	Capital stock	Payments on account received of pending subscriptions	Total capital
At July 1, 2001	$ 3,723	$ -	$ 3,723	$ 12	$ 2,360	$ -	$ 6,095
Year ended June 30, 2002							
Net income	215		215				215
Other comprehensive income (loss)				(6)			(6)
At June 30, 2002	$ 3,938	$ -	$ 3,938	$ 6	$ 2,360	$ -	$ 6,304
Year ended June 30, 2003							
Net income	487		487				487
Other comprehensive income (loss)				(2)			(2)
At June 30, 2003	$ 4,425	$ -	$ 4,425	$ 4	$ 2,360	$ -	$ 6,789
Year ended June 30, 2004							
Net income	993		993				993
Other comprehensive income (loss)				(2)			(2)
Designations for technical assistance and advisory services - Note K	(225)	225	-				-
Payments received on account of pending subscriptions						1	1
Payments received for capital stock subscribed					1		1
At June 30, 2004	$ 5,193	$ 225	$ 5,418	$ 2	$ 2,361	$ 1	$ 7,782

The notes to financial statements are an integral part of these statements.

STATEMENT OF CASH FLOWS

for the three years ended June 30, 2004

(US$ millions)

	2004	2003	2002
Cash flows from loans and equity investment activities			
Loan disbursements	$ (2,684)	$ (2,646)	$ (1,250)
Equity disbursements	(468)	(313)	(285)
Loan repayments	1,935	1,402	1,350
Equity redemptions	4	5	23
Sales of loans and equity investments	975	271	638
Net cash (used in) provided by investing activities	(238)	(1,281)	476
Cash flows from financing activities			
Drawdown of borrowings	3,047	3,526	4,000
Repayment of borrowings	(3,136)	(3,796)	(3,109)
Capital subscriptions	1		
Net cash (used in) provided by financing activities	(88)	(270)	891
Cash flows from operating activities			
Net income	993	487	215
Adjustments to reconcile net income to net cash provided by operating activities:			
Realized capital gains on equity sales	(381)	(52)	(288)
(Release of) provision for losses on loans, equity investments and guarantees	(177)	98	657
Translation adjustments, net	(7)	(8)	1
Net (gains) losses on other financial instruments	(11)	41	(54)
Change in accrued income on loans, time deposits and securities	(228)	(278)	41
Change in payables and other liabilities	(330)	1,917	(810)
Change in receivables and other assets	412	(4,322)	317
Net cash provided by (used in) operating activities	271	(2,117)	79
Change in cash and cash equivalents	(55)	(3,668)	1,446
Effect of exchange rate changes on cash and cash equivalents	2,400	265	334
Net change in cash and cash equivalents	2,345	(3,403)	1,780
Beginning cash and cash equivalents	12,958	16,361	14,581
Ending cash and cash equivalents	$ 15,303	$ 12,958	$ 16,361
Composition of cash and cash equivalents			
Due from banks	$ 74	$ 93	$ 95
Time deposits	2,387	2,293	4,471
Securities held in trading portfolio	12,842	10,572	11,795
Total cash and cash equivalents	$ 15,303	$ 12,958	$ 16,361
Supplemental disclosure			
Change in ending balances resulting from exchange rate fluctuations:			
Loans outstanding	$ 83	$ 145	$ 92
Borrowings	(765)	(473)	(585)

The notes to financial statements are an integral part of these statements.

STATEMENT OF CAPITAL STOCK AND VOTING POWER

as of June 30, 2004

(US$ thousands)

Members	Capital stock		Voting power	
	Amount paid	Percent of total	Number of votes	Percent of total
Afghanistan	$ 111	*	361	0.02
Albania	1,302	0.06	1,552	0.06
Algeria	5,621	0.24	5,871	0.24
Angola	1,481	0.06	1,731	0.07
Antigua and Barbuda	13	*	263	0.01
Argentina	38,129	1.61	38,379	1.60
Armenia	992	0.04	1,242	0.05
Australia	47,329	2.00	47,579	1.98
Austria	19,741	0.84	19,991	0.83
Azerbaijan	2,367	0.10	2,617	0.11
Bahamas, The	335	0.01	585	0.02
Bahrain	1,746	0.07	1,996	0.08
Bangladesh	9,037	0.38	9,287	0.39
Barbados	361	0.02	611	0.03
Belarus	5,162	0.22	5,412	0.23
Belgium	50,610	2.14	50,860	2.11
Belize	101	*	351	0.01
Benin	119	0.01	369	0.02
Bhutan	720	0.03	970	0.04
Bolivia	1,902	0.08	2,152	0.09
Bosnia and Herzegovina	620	0.03	870	0.04
Botswana	113	*	363	0.02
Brazil	39,479	1.67	39,729	1.65
Bulgaria	4,867	0.21	5,117	0.21
Burkina Faso	836	0.04	1,086	0.05
Burundi	100	*	350	0.01
Cambodia	339	0.01	589	0.02
Cameroon	885	0.04	1,135	0.05
Canada	81,342	3.44	81,592	3.39
Cape Verde	15	*	265	0.01
Central African Republic	119	0.01	369	0.02
Chad	1,364	0.06	1,614	0.07
Chile	11,710	0.50	11,960	0.50
China	24,500	1.04	24,750	1.03
Colombia	12,606	0.53	12,856	0.53
Comoros	14	*	264	0.01
Congo, Dem. Rep. of	2,159	0.09	2,409	0.10
Congo, Republic of	131	0.01	381	0.02
Costa Rica	952	0.04	1,202	0.05
Côte d'Ivoire	3,544	0.15	3,794	0.16
Croatia	2,882	0.12	3,132	0.13
Cyprus	2,139	0.09	2,389	0.10
Czech Republic	8,913	0.38	9,163	0.38
Denmark	18,554	0.79	18,804	0.78
Djibouti	21	*	271	0.01
Dominica	42	*	292	0.01
Dominican Republic	1,187	0.05	1,437	0.06
Ecuador	2,161	0.09	2,411	0.10
Egypt, Arab Republic of	12,360	0.52	12,610	0.52
El Salvador	29	*	279	0.01
Equatorial Guinea	43	*	293	0.01
Eritrea	935	0.04	1,185	0.05
Estonia	1,434	0.06	1,684	0.07
Ethiopia	127	0.01	377	0.02
Fiji	287	0.01	537	0.02
Finland	15,697	0.66	15,947	0.66
France	121,015	5.12	121,265	5.04
Gabon	1,268	0.05	1,518	0.06
Gambia, The	94	*	344	0.01
Georgia	861	0.04	1,111	0.05
Germany	128,908	5.46	129,158	5.37
Ghana	5,071	0.21	5,321	0.22
Greece	6,898	0.29	7,148	0.30
Grenada	74	*	324	0.01
Guatemala	1,084	0.05	1,334	0.06
Guinea	339	0.01	589	0.02
Guinea-Bissau	18	*	268	0.01
Guyana	1,392	0.06	1,642	0.07
Haiti	822	0.03	1,072	0.04
Honduras	495	0.02	745	0.03
Hungary	10,932	0.46	11,182	0.46
Iceland	42	*	292	0.01
India	81,342	3.44	81,592	3.39
Indonesia	28,539	1.21	28,789	1.20
Iran, Islamic Republic of	1,444	0.06	1,694	0.07
Iraq	147	0.01	397	0.02
Ireland	1,290	0.05	1,540	0.06
Israel	2,135	0.09	2,385	0.10
Italy	81,342	3.44	81,592	3.39
Jamaica	4,282	0.18	4,532	0.19
Japan	141,174	5.98	141,424	5.88
Jordan	941	0.04	1,191	0.05
Kazakhstan	4,637	0.20	4,887	0.20
Kenya	4,041	0.17	4,291	0.18
Kiribati	12	*	262	0.01
Korea, Republic of	15,946	0.68	16,196	0.67
Kuwait	9,947	0.42	10,197	0.42
Kyrgyz Republic	1,720	0.07	1,970	0.08
Lao People's Dem. Rep.	278	0.01	528	0.02

Members	Capital stock		Voting power	
	Amount paid	Percent of total	Number of votes	Percent of total
Latvia	$ 2,150	0.09	2,400	0.10
Lebanon	135	0.01	385	0.02
Lesotho	71	*	321	0.01
Liberia	83	*	333	0.01
Libya	55	*	305	0.01
Lithuania	2,341	0.10	2,591	0.11
Luxembourg	2,139	0.09	2,389	0.10
Macedonia, FYR of	536	0.02	786	0.03
Madagascar	432	0.02	682	0.03
Malawi	1,822	0.08	2,072	0.09
Malaysia	15,222	0.64	15,472	0.64
Maldives	16	*	266	0.01
Mali	451	0.02	701	0.03
Marshall Islands	663	0.03	913	0.04
Mauritania	214	0.01	464	0.02
Mauritius	1,665	0.07	1,915	0.08
Mexico	27,589	1.17	27,839	1.16
Micronesia, Fed. States of	744	0.03	994	0.04
Moldova	784	0.03	1,034	0.04
Mongolia	144	0.01	394	0.02
Morocco	9,037	0.38	9,287	0.39
Mozambique	322	0.01	572	0.02
Myanmar	666	0.03	916	0.04
Namibia	404	0.02	654	0.03
Nepal	822	0.03	1,072	0.04
Netherlands	56,131	2.38	56,381	2.34
New Zealand	3,583	0.15	3,833	0.16
Nicaragua	715	0.03	965	0.04
Niger	147	0.01	397	0.02
Nigeria	21,643	0.92	21,893	0.91
Norway	17,599	0.75	17,849	0.74
Oman	1,187	0.05	1,437	0.06
Pakistan	19,380	0.82	19,630	0.82
Palau	25	*	275	0.01
Panama	1,007	0.04	1,257	0.05
Papua New Guinea	1,147	0.05	1,397	0.06
Paraguay	436	0.02	686	0.03
Peru	6,898	0.29	7,148	0.30
Philippines	12,606	0.53	12,856	0.53
Poland	7,236	0.31	7,486	0.31
Portugal	8,324	0.35	8,574	0.36
Romania	2,661	0.11	2,911	0.12
Russian Federation	81,342	3.44	81,592	3.39
Rwanda	306	0.01	556	0.02
Saint Kitts and Nevis	638	0.03	888	0.04
St. Lucia	74	*	324	0.01
Samoa	35	*	285	0.01
Saudi Arabia	30,062	1.27	30,312	1.26
Senegal	2,299	0.10	2,549	0.11
Serbia and Montenegro	1,803	0.08	2,053	0.09
Seychelles	27	*	277	0.01
Sierra Leone	223	0.01	473	0.02
Singapore	177	0.01	427	0.02
Slovak Republic	4,457	0.19	4,707	0.20
Slovenia	1,585	0.07	1,835	0.08
Solomon Islands	37	*	287	0.01
Somalia	83	*	333	0.01
South Africa	15,948	0.68	16,198	0.67
Spain	37,026	1.57	37,276	1.55
Sri Lanka	7,135	0.30	7,385	0.31
Sudan	111	*	361	0.02
Swaziland	684	0.03	934	0.04
Sweden	26,876	1.14	27,126	1.13
Switzerland	41,580	1.76	41,830	1.74
Syrian Arab Republic	194	0.01	444	0.02
Tajikistan	1,212	0.05	1,462	0.06
Tanzania	1,003	0.04	1,253	0.05
Thailand	10,941	0.46	11,191	0.47
Togo	808	0.03	1,058	0.04
Tonga	34	*	284	0.01
Trinidad and Tobago	4,112	0.17	4,362	0.18
Tunisia	3,566	0.15	3,816	0.16
Turkey	14,545	0.62	14,795	0.62
Turkmenistan	810	0.03	1,060	0.04
Uganda	735	0.03	985	0.04
Ukraine	9,505	0.40	9,755	0.41
United Arab Emirates	4,033	0.17	4,283	0.18
United Kingdom	121,015	5.12	121,265	5.04
United States	569,379	24.11	569,629	23.68
Uruguay	3,569	0.15	3,819	0.16
Uzbekistan	3,873	0.16	4,123	0.17
Vanuatu	55	*	305	0.01
Venezuela, Rep. Boliv. de	27,588	1.17	27,838	1.16
Vietnam	446	0.02	696	0.03
Yemen, Republic of	715	0.03	965	0.04
Zambia	1,286	0.05	1,536	0.06
Zimbabwe	2,120	0.09	2,370	0.10
Total June 30, 2004	$ 2,361,499	100.00+	2,405,499	100.00+
Total June 30, 2003	$ 2,360,181	100.00+	2,403,931	100.00+

* Less than .005 percent.
+ May differ from the sum of the individual percentages shown because of rounding.

The notes to financial statements are an integral part of these statements.

NOTES TO FINANCIAL STATEMENTS

PURPOSE

The International Finance Corporation (the Corporation), an international organization, was established in 1956 to further economic development in its member countries by encouraging the growth of private enterprise. The Corporation is a member of the World Bank Group, which also includes the International Bank for Reconstruction and Development (IBRD), the International Development Association, and the Multilateral Investment Guarantee Agency (MIGA). The Corporation's activities are closely coordinated with and complement the overall development objectives of the other World Bank Group institutions. The Corporation, together with private investors, assists in financing the establishment, improvement and expansion of private sector enterprises by making loans and equity investments where sufficient private capital is not otherwise available on reasonable terms. The Corporation's share capital is provided by its member countries. It raises most of the funds for its investment activities through the issuance of notes, bonds and other debt securities in the international capital markets. The Corporation also plays a catalytic role in mobilizing additional project funding from other investors and lenders, either through cofinancing or through loan syndications, underwritings and guarantees. In addition to project finance and resource mobilization, the Corporation offers an array of financial and technical advisory services to private businesses in the developing world to increase their chances of success. It also advises governments on how to create an environment hospitable to the growth of private enterprise and foreign investment.

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING AND RELATED POLICIES

The accounting and reporting policies of the Corporation conform with accounting principles generally accepted in the United States of America (US GAAP). On August 3, 2004, the Board of Directors of the Corporation approved these financial statements for issue.

Financial statements presentation - *Certain amounts in the prior years have been reclassified to conform to the current year's presentation.*

Use of estimates - The preparation of the financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expense during the reporting periods. Actual results could differ from these estimates. A significant degree of judgment has been used in the determination of: the adequacy of the reserve against losses on loans and equity investments; estimated fair values of all derivative instruments and related financial instruments in qualifying hedging relationships; and net periodic pension income. There are inherent risks and uncertainties related to the Corporation's operations. The possibility exists that changing economic conditions could have an adverse effect on the financial position of the Corporation.

As part of the ongoing compliance with US Statement of Financial Accounting Standards (SFAS) No. 133, *Accounting for Derivative Instruments and Hedging Activities*, as amended by SFAS No. 138, *Accounting for Certain Derivatives and Certain Hedging Relationships* (collectively SFAS No. 133), the Corporation uses internal models to determine the fair values of derivative and other financial instruments and the aggregate level of the reserve against losses on loans and equity investments. The Corporation undertakes continuous review and respecification of these models with the objective of refining its estimates, consistent with evolving best market practices. Changes in estimates resulting from refinements in the assumptions and methodologies incorporated in the models are reflected in net income in the period in which the enhanced models are first applied.

Translation of currencies - Assets and liabilities not denominated in United States dollars (US dollars or $), other than disbursed equity investments, are expressed in US dollars at the exchange rates prevailing at June 30, 2004 and June 30, 2003. Disbursed equity investments are expressed in US dollars at the prevailing exchange rates at the time of disbursement. Income and expenses are translated at the rates of exchange prevailing at the time of the transaction. Translation gains and losses are credited or charged to income.

Originated loans - The Corporation originates loans to facilitate project finance, restructuring, refinancing, corporate finance, and/or developmental impact. The Corporation may have loans and equity investments outstanding to the same investee company at any given time. Loans are recorded as assets when disbursed. Loans are carried at the principal amounts outstanding. Where loans are part of a designated hedging relationship employing derivative instruments, the carrying value is adjusted for changes in fair value attributable to the risk being hedged. These adjustments are reported in net gains and losses on other financial instruments in the income statement. It is the Corporation's practice to obtain collateral security such as, but not limited to, mortgages and third-party guarantees.

Equity investments - The Corporation invests in equities for current income, capital appreciation, developmental impact or all three; the Corporation does not take operational, controlling or strategic equity positions within its investee companies. The Corporation may have loans and equity investments outstanding to the same investee company at any given time. Equity investments are recorded as assets when disbursed, and are carried at cost. The Corporation enters into put and call option agreements in connection with equity investments; these are accounted for in accordance with SFAS No. 133.

Reserve against losses on loans and equity investments - The Corporation recognizes portfolio impairment in the balance sheet through the reserve against losses on loans and equity investments, recording a provision or release of provision for losses on loans and equity investments in net income on a quarterly basis, which increases or decreases the reserve against losses on loans and equity investments.

Management determines the aggregate level of the reserve against losses on loans and equity investments, taking into account established guidelines and its assessment of recent portfolio quality trends. The guidelines comprise simulation techniques, internal country risk ratings and the impairment potential of the portfolio based on the Corporation's historical portfolio write-off and loss reserve experience on mature investments.

The reserve against losses on loans and equity investments reflects estimates of both probable losses already identified and probable losses inherent in the portfolio but not specifically identifiable. The determination of identified probable losses represents management's judgment of the creditworthiness of the borrower or the value of the company invested in and is established through review of individual loans and equity

NOTES TO FINANCIAL STATEMENTS

investments undertaken on a quarterly basis. The Corporation considers a loan as impaired when, based on current information and events, it is probable that the Corporation will be unable to collect all amounts due according to the loan's contractual terms. A reserve against losses for an equity investment is established when a decrease in value of the equity investment has occurred which is considered other than temporary. Unidentified probable losses are the aggregate probable losses over a one-year risk horizon, in excess of identified probable losses. The risks inherent in the portfolio that are considered in determining unidentified probable losses are those proven to exist by past experience and include: country systemic risk; the risk of correlation or contagion of losses between markets; uninsured and uninsurable risks; nonperformance under guarantees and support agreements; and opacity of, or misrepresentation in, financial statements.

Loan and Equity investments are written-off when the Corporation has exhausted all possible means of recovery, by reducing the reserve against losses on loans and equity investments. Such reductions in the reserve are offset by recoveries associated with previously written-off loans and equity investments.

Revenue recognition on loans and equity investments - Interest income and commitment fees on loans are recorded as income on an accrual basis. All other fees are recorded as income when received in freely convertible currencies. The Corporation does not recognize income on loans where collectibility is in doubt or payments of interest or principal are past due more than 60 days unless management anticipates that collection of interest will occur in the near future. Any interest accrued on a loan placed in nonaccrual status is reversed out of income and is thereafter recognized as income only when the actual payment is received. Interest not previously recognized but capitalized as part of a debt restructuring is recorded as deferred income, included in the balance sheet in payables and other liabilities, and credited to income only when the related principal is received. Such capitalized interest is considered in the computation of the reserve against losses on loans and equity investments in the balance sheet.

Dividends and profit participations are recorded as income when received in freely convertible currencies. Realized capital gains on the sale or redemption of equity investments are measured against the average cost of the investments sold and are recorded as income when received in freely convertible currencies.

Certain equity investments, for which recovery of invested capital is uncertain, are accounted for under the cost recovery method, such that receipts of freely convertible currencies are first applied to recovery of invested capital and then to capital gains. The cost recovery method is principally applied to the Corporation's investment in its unincorporated oil and gas joint ventures.

Guarantees – The Corporation extends financial guarantee facilities to its clients to provide credit enhancement for their debt securities and trade obligations. Beginning in the year ended June 30, 2001, the Corporation began offering partial credit guarantees to clients covering, on a risk-sharing basis, client obligations on bonds and/or loans. Under the terms of the Corporation's guarantees, the Corporation agrees to assume responsibility for the client's financial obligations in the event of default by the client (i.e., failure to pay when payment is due). Guarantees are regarded as issued when the Corporation commits to the guarantee. This date is also the "inception" of the guarantee contract. Guarantees are regarded as outstanding when the underlying financial obligation of the client is incurred, and called when the Corporation's obligation under the guarantee has been invoked. There are two liabilities associated with the guarantees: (1) the stand-ready obligation to perform and (2) the contingent liability. The stand-ready obligation to perform is recognized at the commitment date unless a contingent liability exists at that time or is expected to exist in the near term. The contingent liability associated with the financial guarantees is recognized when it is probable the guarantee will be called and when the amount of guarantee called can be reasonably estimated. All liabilities associated with guarantees are included in payables and other liabilities, and the receivables are included in other assets on the balance sheet. When the guarantees are called, the amount disbursed is recorded as a new loan, and specific reserves are established, based on the estimated probable loss. These reserves are included in the reserve against losses on loans and equity investments on the balance sheet. Commitment fees on guarantees are recorded as income on an accrual basis.

Funding Mechanism for Technical Assistance and Advisory Services - In FY04, IFC established a funding mechanism for technical assistance and advisory services. The funding mechanism is used to finance the Corporation's technical assistance and advisory activities. Amounts designated for technical assistance and advisory services are determined based on the Corporation's annual operating income in excess of $150 million, and contemplating the financial capacity and priorities of the Corporation. Expenditures for the various approved technical assistance and advisory projects are recorded as expenses in the Corporation's income statement in the year in which they occur and have the effect of reducing retained earnings designated for technical assistance and advisory services.

During the year ended June 30, 2004, $225 million was designated for the funding mechanism for technical assistance and advisory services. There were no expenditures under the technical assistance and advisory services funding mechanism in the year ended June 30, 2004. As of June 30, 2004, the Board of Directors has approved $77 million in respect of proposed future technical assistance and advisory activities which are expected to be expended under the technical assistance and advisory services funding mechanism beginning in the years ending June 30, 2005 through June 30, 2009, including $43 million projected in the year ending June 30, 2005. Actual amounts expended may differ from projected amounts, both in terms of amounts and timing.

Liquid asset portfolio - The Corporation's liquid funds are invested in government and agency obligations, time deposits and asset-backed securities. Government and agency obligations include long and short positions in highly rated fixed rate bonds, notes, bills and other obligations issued or unconditionally guaranteed by governments of countries or other official entities including government agencies and instrumentalities or by multilateral organizations. The liquid asset portfolio, as defined by the Corporation and as detailed in note B, comprises: these time deposits and securities; related derivative instruments; securities purchased under resale agreements, securities sold under repurchase agreements and payable for cash collateral received; receivables from sales of securities and payables for purchases of securities; and related accrued income and charges.

Trading securities are carried at fair value with any changes in fair value reported in net gains and losses on trading activities. Interest on

NOTES TO FINANCIAL STATEMENTS

securities and amortization of premiums and accretion of discounts are reported in interest from time deposits and securities.

The Corporation classifies due from banks, time deposits and securities (collectively, cash and cash equivalents) as an element of liquidity in the statement of cash flows because they are readily convertible to known amounts of cash within 90 days.

Repurchase and resale agreements - Repurchase agreements are contracts under which a party sells securities and simultaneously agrees to repurchase the same securities at a specified future date at a fixed price. Resale agreements are contracts under which a party purchases securities and simultaneously agrees to resell the same securities at a specified future date at a fixed price.

It is the Corporation's policy to take possession of securities purchased under resale agreements, which are primarily liquid government securities. The market value of these securities is monitored and, within parameters defined in the agreements, additional collateral is obtained when their value declines. The Corporation also monitors its exposure with respect to securities sold under repurchase agreements and, in accordance with the terms of the agreements, requests the return of excess securities held by the counterparty when their value increases.

Repurchase and resale agreements are accounted for as collateralized financing transactions and recorded at the amount at which the securities were acquired or sold plus accrued interest. Securities purchased under resale agreements, securities sold under agreements to repurchase and securities payable for cash collateral received are recorded at fair value.

Borrowings - To diversify its access to funding and reduce its borrowing costs, the Corporation borrows in a variety of currencies and uses a number of borrowing structures, including foreign exchange rate-linked, inverse floating rate and zero coupon notes. Generally, the Corporation simultaneously converts such borrowings into variable rate US dollar borrowings through the use of currency and interest rate swap transactions. Under certain outstanding borrowing agreements, the Corporation is not permitted to mortgage or allow a lien to be placed on its assets (other than purchase money security interests) without extending equivalent security to the holders of such borrowings.

Borrowings are recorded at the amount repayable at maturity, adjusted for unamortized premium and unaccreted discount. Where borrowings are part of a designated hedging relationship employing derivative instruments, the carrying amount is adjusted for changes in fair value attributable to the risk being hedged. Adjustments for changes in fair value attributable to hedged risks are reported in net gains and losses on other financial instruments in the income statement. Interest on borrowings and amortization of premiums and accretion of discounts are reported in charges on borrowings.

Risk management, derivative instruments and hedge accounting - The Corporation enters into transactions in various derivative instruments for financial risk management purposes in connection with its principal business activities, including lending, client risk management, borrowing, liquid asset portfolio management and asset and liability management. The Corporation does not use derivatives for speculative, marketing or merchandising purposes.

All derivative instruments are recorded on the balance sheet at fair value as derivative assets or derivative liabilities. Where they are not clearly and closely related to the host contract, certain derivative instruments embedded in loans, equity investments and market borrowing transactions entered into on or after January 1, 1999 are bifurcated from the host contract and recorded at fair value as derivative assets and liabilities. The value at inception of such embedded derivatives is excluded from the carrying value of the host contracts on the balance sheet. Changes in fair values of derivative instruments used in liquid asset portfolio management activities are recorded in net gains and losses on trading activities. Changes in fair values of derivative instruments other than those used in liquid asset portfolio management activities are recorded in other unrealized gains and losses on financial instruments.

Subject to certain specific qualifying conditions in SFAS No. 133, a derivative instrument may be designated either as a hedge of the fair value of an asset or liability (fair value hedge), or as a hedge of the variability of cash flows of an asset or liability or forecasted transaction (cash flow hedge). For a derivative instrument qualifying as a fair value hedge, fair value gains or losses on the derivative instrument are reported in net income, together with offsetting fair value gains or losses on the hedged item that are attributable to the risk being hedged. For a derivative instrument qualifying as a cash flow hedge, fair value gains or losses associated with the risk being hedged are reported in other comprehensive income and released to net income in the period(s) in which the effect on net income of the hedged item is recorded. Fair value gains and losses on a derivative instrument not qualifying as a hedge are reported in net income.

The Corporation has designated certain hedging relationships in its borrowing and lending activities as fair value hedges. The Corporation generally matches the terms of its derivatives with the terms of the specific underlying financial instruments hedged, in terms of currencies, maturity dates, reset dates, interest rates and other features. However, the valuation methodologies applied to the derivative and the hedged financial instrument, as prescribed by SFAS No. 133, may differ. The resulting ineffectiveness calculated for such relationships is recorded in net gains and losses on other financial instruments in the income statement.

The Corporation has not designated any hedging relationships as cash flow hedges.

The risk management policy for each of the Corporation's principal business activities and the accounting policies particular to them are described below.

Lending activities The Corporation's policy is to closely match the currency, rate basis and maturity of its loans and borrowings. Derivative instruments are used to convert the cash flows from fixed rate US dollar or non-US dollar loans into variable rate US dollars. The impact on net income of changes in fair value of interest rate swaps qualifying for the shortcut method under SFAS No. 133 is exactly offset by a corresponding adjustment to the fair value of the related loans. The Corporation has elected not to designate hedging relationships for all other lending-related derivatives that do not qualify for the shortcut method.

NOTES TO FINANCIAL STATEMENTS

Client risk management activities The Corporation enters into derivatives transactions with its clients to help them hedge their own currency, interest rate or commodity risk, which, in turn, improves the overall quality of the Corporation's loan portfolio. To hedge the market risks that arise from these transactions with clients, the Corporation enters into offsetting derivative transactions with matching terms with authorized market counterparties. Changes in fair value of all derivatives associated with these activities are reflected currently in net income. Though hedge accounting is not applicable to these activities, the matching of terms between the offsetting transactions minimizes the impact on net income. Fees and spreads charged on these transactions are recorded as income on an accrual basis.

Borrowing activities The Corporation issues debt securities in various capital markets with the objectives of minimizing its borrowing costs, diversifying funding sources, and developing member countries' capital markets, sometimes using complex structures. These structures include borrowings payable in multiple currencies, or borrowings with principal and/or interest determined by reference to a specified index such as a stock market index, a reference interest rate, a commodity index, or one or more foreign exchange rates. The Corporation uses derivative instruments with matching terms, primarily currency and interest rate swaps, to convert such borrowings into variable rate US dollar obligations, consistent with the Corporation's matched funding policy. The Corporation has designated the majority of derivatives associated with borrowing activities as fair value hedges of the underlying borrowings. There are a small number of cash flow-like hedging transactions for which no hedge relationship has been designated.

Liquid asset portfolio management activities The Corporation manages the interest rate, currency and other market risks associated with certain of the time deposits and securities in its liquid asset portfolio by entering into derivative transactions to convert the cash flows from those instruments into variable rate US dollars, consistent with the Corporation's matched funding policy. The derivative instruments used include short-term, over-the-counter foreign exchange forwards (covered forwards), interest rate and currency swaps, and exchange-traded interest rate futures and options. As the entire liquid asset portfolio is classified as a trading portfolio, all securities (including derivatives) are carried at fair value, and no hedging relationships have been designated.

Asset and liability management In addition to the risk managed in the context of its business activities detailed above, the Corporation faces residual market risk in its overall asset and liability management. Residual currency risk is managed by monitoring the aggregate position in each lending currency and eliminating the net excess asset or liability position through spot sales or purchases. Interest rate risk due to reset date mismatches is reduced by synchronizing the reset dates on assets and liabilities and managing overall interest rate risk on an aggregate basis. Interest rate risk arising from mismatches due to writedowns, prepayments and reschedulings, and residual reset date mismatches, is monitored by measuring the sensitivity of the present value of assets and liabilities in each currency to each basis point change in interest rates.

The Corporation monitors the credit risk associated with these activities by careful assessment and monitoring of prospective and actual clients and counterparties. In respect of liquid assets and derivatives transactions, credit risk is managed by establishing exposure limits based on the credit rating and size of the individual counterparty. In addition, the Corporation has entered into master agreements governing derivative transactions that contain close-out and netting provisions and collateral arrangements. Under these agreements, if the Corporation's credit exposure to a counterparty, on a mark-to-market basis, exceeds a specified level, the counterparty must post collateral to cover the excess, generally in the form of liquid government securities.

Resource mobilization - The Corporation mobilizes funds from commercial banks and other financial institutions (Participants) by facilitating loan participations, without recourse. These loan participations are administered and serviced by the Corporation on behalf of the Participants. The disbursed and outstanding balances of the loan participations are not included in the Corporation's balance sheet.

Pension and other postretirement benefits - IBRD has a defined benefit Staff Retirement Plan (SRP), a Retired Staff Benefits Plan (RSBP) and a Post-Employment Benefits Plan (PEBP) that cover substantially all of its staff members as well as the staff of the Corporation and of MIGA.

The SRP provides regular pension benefits and includes a cash balance plan. The RSBP provides certain health and life insurance benefits to eligible retirees. The PEBP provides pension benefits administered outside the SRP. All costs associated with these plans are allocated between IBRD, the Corporation, and MIGA based upon their employees' respective participation in the plans. In addition, the Corporation and MIGA reimburse IBRD for their share of any contributions made to these plans by IBRD.

The net periodic pension and other postretirement benefit income or expense allocated to the Corporation is included in income from (contributions to) Staff Retirement Plan and cost of (income from) other postretirement benefits, respectively, in the income statement. The Corporation includes a receivable from IBRD in receivables and other assets, representing prepaid pension and other postretirement benefit costs.

Accounting and financial reporting developments - On January 17, 2003, FASB issued FASB Interpretation No. 46, *Consolidation of Variable Interest Entities – an interpretation of ARB No. 51 (FIN 46).* During December 2003, FASB replaced FIN 46 with FASB Interpretation No. 46, *Consolidation of Variable Interest Entities – an interpretation of ARB No. 51 (FIN 46R).* FIN 46 and FIN 46R define certain "variable interest entities" (VIEs) and require parties to such entities to assess and measure variable interests in the VIEs for the purpose of determining possible consolidation of the VIEs. Enterprises are required to apply the provisions of FIN 46 to VIEs created after January 31, 2003. Entities with an interest in an entity that is subject to FIN 46R and that is created after December 31, 2003 are required to apply the provisions of FIN 46R to that entity immediately. Nonpublic entities are required to apply the provisions of FIN 46R to all entities that are subject to FIN 46R by the beginning of the first annual period beginning after December 15, 2004. IFC applied FIN 46 to entities created after January 31, 2003 and applied FIN 46R to entities created after December 31, 2003. As a result of its analysis, IFC did not identify any material variable interests in VIEs created after January 31, 2003, and accordingly, no such entities have been consolidated into IFC's financial statements. Pursuant to the requirements for nonpublic entities (nonpublic entities as defined in SFAS No. 123, *Accounting for Stock-Based Compensation),* IFC is required to apply the provisions of FIN 46R to entities created before January 31, 2003 in its financial statements for the year ending June 30, 2006.

NOTES TO FINANCIAL STATEMENTS

During the year ended June 30, 2003, FASB issued Statement of Financial Accounting Standards No. 149, *Amendment of Statement 133 on Derivative Instruments and Hedging Activities*. SFAS No. 149 codifies certain implementation decisions previously issued by the Derivatives Implementation Group and addresses additional implementation issues relating to the definition of a derivative. The Standard also clarifies the definition of a financial guarantee to conform with FASB Interpretation No. 45, *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others*. SFAS No. 149 was effective for the Corporation on July 1, 2003 (FY04), and had no material impact on the financial position or results of operations for the Corporation.

During the year ended June 30, 2003, FASB issued Statement of Financial Accounting Standards No. 150, *Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity*. SFAS No. 150 clarifies how the issuer classifies and measures certain financial instruments with characteristics of both liabilities and equities and is expected to lead to an increase in the number of quasi-debt/quasi-equity instruments issued being classified as liabilities on the issuer's balance sheet. SFAS No. 150 was effective for the Corporation on July 1, 2003 (FY04), and had no material impact on either the financial position or the results of operations of the Corporation.

In March 2004, FASB ratified the consensus reached by the Emerging Issues Task Force (EITF) on Issue No. 03-1, *The Meaning of Other-Than-Temporary Impairment and its Application to Certain Investments*. EITF 03-1 was issued to clarify the meaning of "other-than-temporary impairment" and its application to investments classified as either available-for-sale or held-to-maturity under Statement of Financial Accounting Standards No. 115, *Accounting for Certain Investments in Debt and Equity Securities* (including individual securities and investments in mutual funds), and investments accounted for under the cost method. The guidance in EITF 03-1 is effective for reporting periods beginning after June 15, 2004, and the disclosures for investments held at cost are required for fiscal years ending after June 15, 2004. The Corporation has assessed the impact of EITF 03-1 on its investments held at cost and has determined that EITF 03-1 will have no material impact on either the financial position or the results of operations of the Corporation.

In addition, during the year ended June 30, 2004, FASB issued and/or approved various FASB Staff Positions, EITF Issues Notes, and other interpretative guidance related to Statements of Financial Accounting Standards and APB Opinions. The Corporation analyzed and impounded the new guidance, as appropriate, with no material impact on either the financial position or results of operations of the Corporation.

NOTES TO FINANCIAL STATEMENTS

NOTE B – LIQUID ASSET PORTFOLIO

The composition of the Corporation's liquid asset portfolio is as follows (US$ millions):

	June 30, 2004	June 30, 2003
Assets		
Due from banks	$ 39	$ 53
Time deposits	2,375	2,293
Trading securities	12,842	10,572
Securities purchased under resale agreements	3,094	4,046
Receivables and other assets:		
Receivables from sales of securities	813	1,889
Accrued interest income on time deposits and securities	665	431
Accrued income on derivative instruments	24	15
Derivative assets	93	64
Total assets	19,945	19,363
Liabilities		
Payables and other liabilities:		
Payables for purchases of securities	1,733	2,388
Accrued charges on derivative instruments	112	96
Securities sold under repurchase agreements and payable for cash collateral received	4,329	3,053
Derivative liabilities	716	874
Total liabilities	6,890	6,411
Total net liquid asset portfolio	$ 13,055	$ 12,952

The liquid asset portfolio is denominated primarily in US dollars; investments in other currencies, net of the effect of associated derivative instruments that convert non-US dollar securities into US dollar securities, represent less than 1% of the portfolio at June 30, 2004 (less than 1% - June 30, 2003). The annualized rate of return on the trading portfolio during the year ended June 30, 2004, was 1.4 % (3.7% - year ended June 30, 2003; 4.1% - year ended June 30, 2002). After the effect of associated derivative instruments, the liquid asset portfolio generally reprices within one year.

Trading securities

The composition of trading securities is as follows:

	Year ended June 30, 2004	At June 30, 2004		
	Fair value average daily balance (US$ millions)	Fair value (US$ millions)	Average maturity (years)	Average yield (%)
Government and agency obligations	$ 5,208	$ 6,996	4.8	3.9
Asset-backed securities	2,785	2,767	14.6	1.7
Corporate securities	3,121	2,956	3.3	4.4
Money market funds	124	123	-	1.3
Total trading securities	$ 11,238	$ 12,842		

	Year ended June 30, 2003	At June 30, 2003		
	Fair value average daily balance (US$ millions)	Fair value (US$ millions)	Average maturity (years)	Average yield (%)
Government and agency obligations	$ 4,693	$ 4,296	5.4	4.2
Asset-backed securities	2,565	2,894	16.7	1.9
Corporate securities	3,010	3,242	3.4	4.7
Money market funds	140	140	-	1.2
Total trading securities	$ 10,408	$ 10,572		

The expected maturity of the asset-backed securities will differ from the contractual maturity, as reported above, due to prepayment features.

NOTES TO FINANCIAL STATEMENTS

Liquid asset portfolio income

Income from the liquid asset trading portfolio for the years ended June 30, 2004, 2003 and 2002 comprises (US$ millions):

	2004	2003	2002
Interest income	$ 278	$ 318	$ 493
Net (losses) gains on trading activities:			
Realized	(38)	131	45
Unrealized	(66)	26	(14)
Net (losses) gains on trading activities	(104)	157	31
Translation adjustments	3	-	-
Total income from liquid asset portfolio	$ 177	$ 475	$ 524

Collateral

The estimated fair value of securities held by the Corporation at June 30, 2004 as collateral, in connection with derivatives transactions and purchase and resale agreements, that may be sold or repledged was $3,101 million ($4,500 million - June 30, 2003).

NOTE C – LOANS AND EQUITY INVESTMENTS AND RESERVE AGAINST LOSSES

The distribution of the disbursed portfolio by sector is as follows (US$ millions):

	June 30, 2004			June 30, 2003		
	Loans	Equity investments	Total	Loans	Equity investments	Total
Finance and insurance	$ 2,190	$ 790	$ 2,980	$ 1,870	$ 794	$ 2,664
Utilities	1,188	134	1,322	1,183	110	1,293
Oil, gas and mining	684	137	821	549	150	699
Transportation and warehousing	626	117	743	636	170	806
Industrial and consumer products	637	86	723	537	90	627
Food and beverages	625	67	692	731	115	846
Information	505	184	689	483	181	664
Collective investment vehicles	52	585	637	13	550	563
Nonmetallic mineral product manufacturing	539	69	608	590	106	696
Primary metals	524	36	560	566	97	663
Chemicals	465	63	528	536	85	621
Accommodation and tourism services	313	64	377	306	61	367
Wholesale and retail trade	301	40	341	259	26	285
Paper and pulp	280	37	317	215	66	281
Textiles, apparel and leather	220	38	258	250	54	304
Agriculture and forestry	201	31	232	163	19	182
Health care	116	17	133	99	20	119
Plastics and rubber	64	41	105	65	39	104
Other	210	21	231	178	27	205
Total disbursed portfolio	**9,740**	**2,557**	**12,297**	**9,229**	**2,760**	**11,989**
Fair value adjustments	13	2	15	13	-	13
Carrying value of loans and equity investments	**$ 9,753**	**$ 2,559**	**$ 12,312**	**$ 9,242**	**$ 2,760**	**$ 12,002**

The distribution of the disbursed loan and equity investment portfolio by geographical region is as follows (US$ millions):

	June 30, 2004			June 30, 2003		
	Loans	Equity investments	Total	Loans	Equity investments	Total
Latin America and Caribbean	$ 3,957	$ 741	$ 4,698	$ 4,030	$ 907	$ 4,937
Europe and Central Asia	2,560	423	2,983	2,089	429	2,518
Asia	1,724	917	2,641	1,730	948	2,678
Sub-Saharan Africa	737	292	1,029	697	256	953
Middle East and North Africa	678	140	818	683	194	877
Other	84	44	128	-	26	26
Total disbursed portfolio	**9,740**	**2,557**	**12,297**	**9,229**	**2,760**	**11,989**
Fair value adjustments	13	2	15	13	-	13
Carrying value of loans and equity investments	**$ 9,753**	**$ 2,559**	**$ 12,312**	**$ 9,242**	**$ 2,760**	**$ 12,002**

At June 30, 2004, 21% (20% - June 30, 2003) of the disbursed loan portfolio consisted of fixed rate loans, while the remainder was at variable rates.

NOTES TO FINANCIAL STATEMENTS

Loan portfolio

The currency composition and average yield of the disbursed loan portfolio are summarized below:

	June 30, 2004		June 30, 2003	
	Amount (US $ millions)	Average yield (%)	Amount (US $ million)	Average yield (%)
US dollar	$ 8,286	5.1	$ 7,977	5.0
Euro	984	5.6	907	5.9
Other currencies	470	8.7	345	8.5
Total disbursed loan portfolio	**9,740**	**5.3**	**9,229**	**5.2**
Fair value adjustments	13		13	
Carrying value of loans	$ 9,753		$ 9,242	

After the effect of interest rate and currency swaps, the Corporation's loans are principally denominated in US dollars.

Disbursed loans in all currencies are repayable during the years ending June 30, 2005 through June 30, 2009, and thereafter, as follows (US$ millions):

	2005	2006	2007	2008	2009	Thereafter	Total
Fixed rate loans	$ 540	$ 338	$ 245	$ 205	$ 214	$ 468	$ 2,010
Variable rate loans	1,580	1,094	1,099	980	883	2,094	7,730
Total disbursed loan portfolio	$ 2,120	$ 1,432	$ 1,344	$ 1,185	$ 1,097	$ 2,562	9,740
Fair value adjustments							13
Carrying value of loans							$ 9,753

The Corporation's disbursed variable rate loans generally reprice within one year.

Loans on which the accrual of interest has been discontinued amounted to $1,121 million at June 30, 2004 ($1,543 million - June 30, 2003). Interest income not recognized on nonaccruing loans during the year ended June 30, 2004 totaled $82 million ($82 million - year ended June 30, 2003; $106 million - year ended June 30, 2002). Interest collected on loans in nonaccrual status, related to current and prior years, during the year ended June 30, 2004 was $54 million ($40 million - year ended June 30, 2003; $39 million - year ended June 30, 2002). The average recorded investment in impaired loans during the year ended June 30, 2004, was $2,114 million ($2,543 million - year ended June 30, 2003). The recorded investment in impaired loans at June 30, 2004 was $1,781 million ($2,446 million - June 30, 2003).

Reserve against losses on loans and equity investments

Changes in the reserve against losses on loans and equity investments for the years ended June 30, 2004, 2003 and 2002 are summarized below (US$ millions):

	2004			2003			2002		
	Loans	Equity investments	Total	Loans	Equity investments	Total	Loans	Equity investments	Total
Beginning balance	$ 1,684	$ 941	$ 2,625	$ 1,758	$ 1,013	$ 2,771	$ 1,363	$ 850	$ 2,213
Provision for losses	(89)	(74)	(163)	47	50	97	373	268	641
Other adjustments	(228)	(201)	(429)	(121)	(122)	(243)	22	(105)	(83)
Ending balance	$ 1,367	$ 666	$ 2,033	$ 1,684	$ 941	$ 2,625	$ 1,758	$ 1,013	$ 2,771

Provision for losses on loans, equity investments and guarantees in the income statement for the year ended June 30, 2004 includes $14 million release in respect of guarantees ($1 million - year ended June 30, 2003; $16 million - year ended June 30, 2002). At June 30, 2004 the accumulated reserve for losses on guarantees, included in the balance sheet in payables and other liabilities, was $16 million ($30 million - June 30, 2003).

Other adjustments comprise loan and equity investment write-offs and recoveries, reserves against interest capitalized as part of a debt restructuring, and translation adjustments.

Interest and financial fees from loans

Interest and financial fees from loans for the years ended June 30, 2004, 2003 and 2002 comprise the following (US$ millions):

	2004	2003	2002
Interest income	$ 444	$ 414	$ 486
Commitment fees	15	18	11
Other financial fees	59	45	50
Total interest and financial fees from loans	$ 518	$ 477	$ 547

NOTES TO FINANCIAL STATEMENTS

NOTE D – GUARANTEES

Under the terms of the Corporation's guarantees, the Corporation agrees to assume responsibility for the client's financial obligations in the event of default by the client, where default is defined as failure to pay when payment is due. Guarantees entered into by the Corporation generally have maturities consistent with those of the loan portfolio. Guarantees signed at June 30, 2004 totaled $908 million ($1,080 million – June 30, 2003). Guarantees of $315 million that were outstanding at June 30, 2004 ($314 million – June 30, 2003), were not included in loans on the Corporation's Balance Sheet. The outstanding amount represents the maximum amount of undiscounted future payments that the Corporation could be required to make under these guarantees.

NOTE E – INCOME FROM EQUITY INVESTMENTS

Income from equity investments for the years ended June 30, 2004, 2003 and 2002 comprise the following (US$ millions):

	2004	2003	2002
Realized capital gains on equity sales	$ 381	$ 52	$ 288
Dividends and profit participations	207	147	141
Net gains (losses) on equity-related derivatives	(2)	(3)	-
Custody and other fees	(2)	(1)	(1)
Total income from equity investments	**$ 584**	**$ 195**	**$ 428**

Dividends and profit participations include $65 million ($61 million - year ended June 30, 2003 and $45 million - year ended June 30, 2002) of receipts received in freely convertible cash, net of cash disbursements, in respect of investments accounted for under the cost recovery method.

NOTE F – PROJECTS APPROVED AND COMMITTED BUT NOT DISBURSED OR UTILIZED

Projects approved by the Board of Directors not committed, loan and equity commitments signed but not yet disbursed, and guarantee and client risk management facilities signed but not yet utilized are summarized below (US$ millions):

	June 30, 2004	June 30, 2003
Projects approved but not committed:		
Loans	$ 1,753	$ 1,961
Equity investments	398	610
Guarantees	240	246
Client risk management facilities	26	54
Total projects approved but not committed	2,417	2,871
Projects committed but not disbursed:		
Loans	3,521	2,697
Equity investments	1,035	758
Projects committed but not utilized:		
Guarantees	593	765
Client risk management facilities	103	168
Total projects committed but not disbursed or utilized	5,252	4,388
Total projects approved but not disbursed or utilized	**$ 7,669**	**$ 7,259**

NOTE G – RESOURCE MOBILIZATION

Loan participations arranged to be placed with Participants in respect of loans approved by the Board of Directors, loan participations signed as commitments for which disbursement has not yet been made and loan participations disbursed and outstanding and serviced by the Corporation for the Participants are as follows (US$ millions):

	June 30, 2004	June 30, 2003
Loan participations arranged to be placed with Participants approved but not committed	$ 2,175	$ 2,517
Loan participations signed as commitments but not disbursed	455	472
Loan participations arranged to be placed with Participants approved but not disbursed	**$ 2,630**	**$ 2,989**
Loan participations disbursed and outstanding which are serviced by the Corporation	**$ 5,060**	**$ 6,130**

During the year ended June 30, 2004 the Corporation called and disbursed $964 million ($1,509 million - year ended June 30, 2003) of Participants' funds. The Corporation also sold $58 million ($15 million - year ended June 30, 2003) of its loans to Participants.

In July 1995, the Corporation securitized and sold variable rate US dollar loan participations to a trust (the Trust). Concurrently, the Corporation provided a $20 million liquidity facility to the Trust and acquired $20 million of the Trust's Class C certificates. In January 2002, the Corporation exercised an option to reacquire the remaining outstanding loan participations owned by the Trust for $37 million, and the Trust was dissolved. As a result of the dissolution the Corporation recorded income of $15 million, included in interest and financial fees from loans in the income statement for the year ended June 30, 2002. Reserves against losses of $11 million were established on the reacquired

NOTES TO FINANCIAL STATEMENTS

loans, included in provision for losses on loans, equity investments and guarantees for the year ended June 30, 2002.

NOTE H – RECEIVABLES AND OTHER ASSETS

Receivables and other assets are summarized below (US$ millions):

	June 30, 2004	June 30, 2003
Receivables from sales of securities	$ 813	$ 1,889
Accrued interest income on time deposits and securities	665	431
Accrued income on derivative instruments	317	325
Accrued interest income on loans	94	99
Receivable from IBRD representing prepaid pension and other postretirement benefit costs	290	277
Headquarters building:		
Land	89	89
Building	184	184
Less: Building depreciation	(33)	(29)
Headquarters building, net	240	244
Deferred charges and other assets	174	163
Total receivables and other assets	**$ 2,593**	**$ 3,428**

NOTE I – BORROWINGS

Market borrowings and associated derivatives

The Corporation's borrowings outstanding from market sources and currency and interest rate swaps, net of unamortized issue premiums and discounts, are summarized below:

	June 30, 2004							
	Market borrowings		Currency swaps payable (receivable)		Interest rate swaps notional principal payable (receivable)		Net currency obligation	
	Amount (US $ millions)	Weighted average cost (%)	Amount (US $ millions)	Weighted average cost (%)	Notional amount (US $ millions)	Weighted average cost (%)	Amount (US $ millions)	Weighted average cost (%)
US dollar	$ 7,696	4.6	$ 8,571	0.4	$ 6,935	1.3	$ 15,950	1.0
					(7,253)	(4.4)	-	-
Japanese yen	4,984	4.1	(4,984)	(4.1)	-	-	-	-
Pound sterling	1,718	5.4	(1,718)	(5.4)	-	-	-	-
Hong Kong dollar	743	6.0	(743)	(6.0)	-	-	-	-
Euro	680	6.1	(680)	(6.1)	-	-	-	-
Australian dollar	535	4.8	(535)	(4.8)	-	-	-	-
South African rand	486	13.8	(486)	(13.8)	-	-	-	-
Canadian dollar	297	1.0	(297)	(1.0)	-	-	-	-
Colombian peso	230	12.5	(230)	(12.5)	-	-	-	-
New Zealand dollar	223	5.0	(223)	(5.0)	-	-	-	-
Swiss franc	80	2.5	(80)	(0.3)	80	0.3	-	-
					(80)	(2.5)	-	-
Singapore dollar	58	4.3	(58)	(4.3)	-	-	-	-
Hungarian Forints	48	9.0	(48)	(9.0)	-	-	-	-
Peruvian Soles Nuevos	14	7.3	(14)	(7.3)	-	-	-	-
Principal at face value	17,792		$ (1,525)		$ (318)		$ 15,950	
Less: Unamortized discounts, net	(701)							
Total market borrowings	17,091							
Fair value adjustments	(934)							
Carrying value of market borrowings	$ 16,157							

NOTES TO FINANCIAL STATEMENTS

	June 30, 2003							
	Market borrowings		Currency swaps payable (receivable)		Interest rate swaps notional principal payable (receivable)		Net currency obligation	
	Amount (US $ millions)	Weighted average cost (%)	Amount (US $ millions)	Weighted average cost (%)	Notional amount (US $ millions)	Weighted average cost (%)	Amount (US $ millions)	Weighted average cost (%)
US dollar	$ 7,512	5.1	$ 8,614	0.3	$ 6,705	1.1	$ 15,889	0.9
					(6,942)	(4.7)	-	-
Japanese yen	3,812	4.7	(3,812)	(4.7)	-	-	-	-
Pound sterling	2,349	5.7	(2,349)	(5.5)	250	3.8	-	-
					(250)	(5.8)	-	-
Euro	1,052	5.7	(1,052)	(5.7)	-	-	-	-
Hong Kong dollar	872	6.6	(872)	(6.6)	-	-	-	-
South African rand	398	13.8	(398)	(13.8)	-	-	-	-
Canadian dollar	295	1.0	(295)	(1.0)	-	-	-	-
Australian dollar	278	4.7	(278)	(4.7)	-	-	-	-
New Zealand dollar	204	5.0	(204)	(5.0)	-	-	-	-
Colombian peso	125	13.7	(125)	(13.7)	-	-	-	-
Swiss franc	74	2.7	(74)	0.1	74	0.1	-	-
					(74)	(2.7)	-	-
Singapore dollar	57	4.3	(57)	(4.3)	-	-	-	-
Principal at face value	17,028		$ (902)		$ (237)		$ 15,889	
Less: Unamortized discounts, net	(595)							
Total market borrowings	16,433							
Fair value adjustments	748							
Carrying value of market borrowings	$ 17,181							

The weighted average cost of the Corporation's borrowings outstanding from market sources after currency and interest rate swap transactions was 1.0% at June 30, 2004 (0.9% - June 30, 2003). The weighted average remaining maturity of the Corporation's borrowings from market sources was 11.9 years at June 30, 2004 (10.5 years - June 30, 2003).

Net fair value adjustments to the carrying value of market borrowings comprises $(934) million ($748 million - June 30, 2003) representing adjustments to the carrying value of transactions in designated fair value hedging relationships.

The net nominal amount receivable from currency swaps of $1,525 million and the net notional amount receivable from interest rate swaps of $318 million at June 30, 2004 ($902 million and $237 million - June 30, 2003), shown in the above table, are represented by currency and interest rate swap assets at fair value of $951 million and currency and interest rate swap liabilities at fair value of $637 million ($1,590 million and $166 million - June 30, 2003), included in derivative assets and derivative liabilities, respectively, on the balance sheet.

Borrowings from IBRD

Borrowings outstanding from IBRD are summarized below:

	June 30, 2004		June 30, 2003	
	Principal amount (US$ millions)	Weighted average cost (%)	Principal amount (US$ millions)	Weighted average cost (%)
US dollar	$ 77	6.4	$ 102	6.4
Euro	7	8.4	15	8.0
Other currencies	13	6.2	17	6.1
Total borrowings outstanding from IBRD	$ 97		$ 134	

The weighted average remaining maturity of borrowings from IBRD was 2.9 years at June 30, 2004 (3.7 years - June 30, 2003). There were no undrawn balances on committed borrowings from IBRD at June 30, 2004 ($nil - June 30, 2003). Charges on borrowings for the year ended June 30, 2004 includes $8 million ($10 million - year ended June 30, 2003; $12 million - year ended June 30, 2002) in respect of IBRD borrowings.

Maturity of borrowings

The principal amounts repayable on borrowings outstanding in all currencies, gross of any premiums or discounts, during the years ending June 30, 2005 through June 30, 2009 and thereafter are summarized below (US$ millions):

	2005	2006	2007	2008	2009	Thereafter	Total
Borrowings from market sources	$ 1,968	$ 1,471	$ 1,848	$ 1,602	$ 1,210	$ 9,693	$ 17,792
Borrowings from IBRD	42	24	18	9	3	1	97
Total borrowings, gross	**$ 2,010**	**$ 1,495**	**$ 1,866**	**$ 1,611**	**$ 1,213**	**$ 9,694**	**17,889**
Less: Unamortized discounts, net							(701)
Fair value adjustments							(934)
Carrying value of borrowings							**$ 16,254**

After the effect of interest rate and currency swaps, the Corporation's borrowings generally reprice within one year.

NOTE J – PAYABLES AND OTHER LIABILITIES

Payables and other liabilities are summarized below (US$ millions):

	June 30, 2004	June 30, 2003
Accrued charges on borrowings	$ 269	$ 285
Accrued charges on derivative instruments	205	192
Payables for purchases of securities	1,735	2,388
Accounts payable, accrued expenses and other liabilities	191	212
Deferred income	47	45
Total payables and other liabilities	**$ 2,447**	**$ 3,122**

NOTE K – CAPITAL TRANSACTIONS

The Corporation's authorized share capital was increased to $2,450 million through two capital increases in 1992. The subscription and payment period for shares then allocated ended on August 1, 1999, but the Corporation has agreed to defer the payment date for certain member countries beyond this date. Pursuant to these arrangements, $1 million of subscribed shares remained unpaid at June 30, 2004 ($2 million - June 30, 2003).

During the year ended June 30, 2004, 720 shares were subscribed by member countries at a par value of $1,000 each (nil - year ended June 30, 2001). $1 million was paid in on account of pending subscriptions in the year ended June 30, 2004 ($nil million - year ended June 30, 2003).

On August 3, 2004, the Board of Directors approved the designation of $225 million of the Corporation's retained earnings for the purposes of the funding mechanism for technical assistance and advisory services.

NOTE L – OTHER INCOME

Other income for the year ended June 30, 2004, predominantly comprises $16 million of fees collected from clients for expenses incurred by the Corporation on their behalf, included in administrative expenses ($15 million - year ended June 30, 2003; $18 million - year ended June 30, 2002).

NOTE M – CONTRIBUTIONS TO SPECIAL PROGRAMS

From time to time, the Board of Directors approves recommendations under which the Corporation contributes to special programs, comprising the Corporation's Global Small and Medium Enterprise Capacity Building Facility, Technical Assistance Fund and Foreign Investment Advisory Service and other donor-funded operations. During the year ended June 30, 2004, the Corporation contributed a total of $29 million to these facilities ($28 million - year ended June 30, 2003; $22 million - year ended June 30, 2002), of which the largest amounts were attributable to the Global SME Capacity Building facility and the Private Enterprise Partnership.

NOTES TO FINANCIAL STATEMENTS

NOTE N – NET GAINS (LOSSES) ON OTHER FINANCIAL INSTRUMENTS

Other unrealized gains on financial instruments for the year ended June 30, 2004 comprises (US$ millions):

	2004	2003	2002
Difference between change in fair value of derivative instruments designated as a fair value hedge and change in fair value of hedged items attributable to risks being hedged	$ 65	$ (32)	$ 81
Change in fair value of derivative instruments, other than those associated with liquid asset investments, not designated as a hedge	(54)	(6)	(31)
Amortization of difference between fair value and carrying value of hedged items at July 1, 2000 not designated for hedge accounting under SFAS No. 133	(2)	(5)	(2)
Release from accumulated other comprehensive income of transition gain on cash flow-like hedges	2	2	6
Net gains (losses) on other financial instruments	$ 11	$ (41)	$ 54

Of the total other unrealized gains and losses on financial instruments, unrealized losses of $26 million ($nil million - year ended June 30, 2003; gains $72 million – year ended June 30, 2002) are attributable to borrowings and related derivatives transactions, unrealized gains of $36 million (losses $40 million - year ended June 30, 2003; losses $19 million – year ended June 30, 2002) are attributable to loans and related derivatives transactions and unrealized gains of $1 million (losses $1 million - year ended June 30, 2003; gains $1 million - year ended June 30, 2002) are attributable to client risk management activities.

Upon the adoption of SFAS No. 133 on July 1, 2000, the Corporation recorded a gain of $14 million to accumulated other comprehensive income to adjust the book value to fair value of cross-currency interest rate swaps in cash flow-like hedges. The Corporation elected not to seek hedge accounting for these transactions under SFAS No.133 and, accordingly, records the cross-currency interest rate swaps at fair value, with the change in fair value included in earnings. The gain recorded in accumulated other comprehensive income upon adoption of SFAS No.133 is released into earnings over the remaining original hedge term. The amounts released for the years ended June 30, 2004 and June 30, 2003 are shown above; the expected release for the year ending June 30, 2005 is $nil million.

NOTE O – DERIVATIVE AND OTHER FINANCIAL INSTRUMENTS

Many of the Corporation's financial instruments are not actively traded in any market. Accordingly, estimates and present value calculations of future cash flows are used to estimate the fair values. Determining future cash flows for fair value estimation is subjective and imprecise, and minor changes in assumptions or methodologies may materially affect the estimated values. The excess or deficit resulting from the difference between the carrying amounts and the fair values presented does not necessarily reflect the realizable values, since the Corporation generally holds loans, borrowings and other financial instruments to maturity with the aim of realizing their recorded values.

The estimated fair values reflect the interest rate environments as of June 30, 2004 and June 30, 2003. In different interest rate environments, the fair value of the Corporation's financial assets and liabilities could differ significantly, especially the fair value of certain fixed rate financial instruments. Reasonable comparability of fair values among financial institutions is not likely, because of the wide range of permitted valuation techniques and numerous estimates that must be made in the absence of secondary market prices. This lack of objective pricing standards introduces a greater degree of subjectivity and volatility to these derived or estimated fair values. Therefore, while disclosure of estimated fair values of financial instruments is required, readers are cautioned in using these data for purposes of evaluating the financial condition of the Corporation. The fair values of the individual financial instruments do not represent the fair value of the Corporation taken as a whole.

The methodologies used and key assumptions made to estimate fair values as of June 30, 2004 and June 30, 2003 are summarized below.

Liquid assets - The estimated fair value of time deposits and the trading securities portfolio are based on quoted market prices and the present value of estimated future cash flows using appropriate discount rates.

Derivative instruments - Fair values for covered forwards were derived by using quoted market forward exchange rates. Fair values for other derivative instruments were derived by determining the present value of estimated future cash flows using appropriate discount rates.

Loans and loan commitments - The Corporation generally has not sold its loans from the portfolio, and there is no comparable secondary market. Fair values for fixed rate loans and loan commitments were determined using a discounted cash flow model based on a discount rate comprising the fixed rate loan spread plus the year-end estimated cost of funds. Since rates on variable rate loans and loan commitments are generally reset on a quarterly or semiannual basis, the carrying value adjusted for credit risk was determined to be the best estimate of fair value. The Corporation also holds options to convert loans into equity of certain of its investee companies. Fair values of these conversion options are based on quoted market prices or other calculated values of the underlying equity investment.

Equity investments - Fair values were determined using market prices where available, put option prices, book values or cost, certain of which were discounted based upon management's estimate of net realizable value. Where market prices were not available or alternate valuation techniques were not practical, cost was determined to be the best estimate of fair value.

Borrowings - Fair values were derived by determining the present value of estimated future cash flows using appropriate discount rates.

Estimated fair values of the Corporation's financial assets and liabilities and off-balance sheet financial instruments are summarized below

NOTES TO FINANCIAL STATEMENTS

(US$ millions). The Corporation's credit exposure is represented by the estimated fair values of its financial assets.

	June 30, 2004			June 30, 2003
	Carrying amount	Fair value adjustments	Fair value	Fair value
Financial assets				
Due from banks, time deposits, securities and securities purchased under resale agreements	$ 18,397	$ -	$ 18,397	$ 17,004
Loans	9,753	469	10,222	9,656
Equity investments	2,559	1,285	3,844	4,561
Total loans and equity investments	12,312	1,754	14,066	14,217
Reserve against losses	(2,033)	-	(2,033)	(2,625)
Net loans and equity investments	10,279	1,754	12,033	11,592
Derivative assets:				
Liquid asset portfolio-related	93	-	93	64
Loans-related	15	-	15	12
Borrowings-related	951	-	951	1,590
Client risk management-related	33	-	33	68
Total derivative assets	1,092	-	1,092	1,734
Nonfinancial assets	2,593		2,593	3,428
Total assets	$ 32,361	$ 1,754	$ 34,115	$ 33,758
Financial liabilities				
Securities sold under repurchase agreements and payable for cash collateral received	$ 4,329	$ -	$ 4,329	$ 3,053
Market and IBRD borrowings outstanding	16,254	4	16,258	17,307
Derivative liabilities:				
Liquid asset portfolio-related	716	-	716	874
Loans-related	162	-	162	154
Borrowings-related	637	-	637	166
Client risk management-related	34	-	34	70
Total derivative liabilities	1,549	-	1,549	1,264
Nonfinancial liabilities	2,447	-	2,447	3,122
Total liabilities	$ 24,579	$ 4	$ 24,583	$ 24,746

	June 30, 2004			June 30, 2003
	Carrying amount	Fair value adjustments	Fair value	Fair value
Off-balance sheet financial instruments				
Loan commitments	$ 3,521	$ 9	$ 3,530	$ 2,712

NOTE P – CURRENCY POSITION

The Corporation conducts its operations for its loans, time deposits and securities and borrowings in multiple currencies. The Corporation's policy is to minimize the level of currency risk by closely matching the currency of its assets (other than equity investments and quasi-equity investments) and liabilities by using hedging instruments. The Corporation's equity investments in enterprises located in its developing member countries are typically made in the local currency of the country. As a matter of policy, the Corporation carries the currency risk of equity investments and quasi-equity investments and funds these investments from its capital and retained earnings.

NOTES TO FINANCIAL STATEMENTS

The following table summarizes the Corporation's exposure in major currencies at June 30, 2004 and June 30, 2003 (US$ millions):

	June 30, 2004					
	US dollar	Euro	Japanese yen	Other currencies	Fair value adjustments	Total
Assets						
Cash and cash equivalents	$ 11,859	$ 2,831	$ 455	$ 158	$ -	$ 15,303
Securities purchased under resale agreements	2,916	178	-	-	-	3,094
Loans disbursed and outstanding	8,286	984	26	444	13	9,753
Equity investments disbursed and outstanding	-	-	-	2,557	2	2,559
Total investments	8,286	984	26	3,001	15	12,312
Reserve against losses	(1,779)	(183)	(4)	(67)	-	(2,033)
Net investments	6,507	801	22	2,934	15	10,279
Derivative assets	2,346	1,800	5,411	4,237	(12,702)	1,092
Receivables and other assets	2,260	121	116	96	-	2,593
Total assets	$ 25,888	$ 5,731	$ 6,004	$ 7,425	$ (12,687)	$ 32,361
Liabilities						
Securities sold under repurchase agreements and payable for cash collateral received	$ 3,126	$ 1,203	$ -	$ -	$ -	$ 4,329
Borrowings	7,457	677	4,993	4,061	(934)	16,254
Derivative liabilities	8,232	3,598	902	697	(11,880)	1,549
Payables and other liabilities	2,127	115	107	98	-	2,447
Total liabilities	$ 20,942	$ 5,593	$ 6,002	$ 4,856	$ (12,814)	$ 24,579

	June 30, 2003					
	US dollar	Euro	Japanese yen	Other currencies	Fair value adjustments	Total
Assets						
Cash and cash equivalents	$ 9,142	$ 2,695	$ 1,009	$ 112	$ -	$ 12,958
Securities purchased under resale agreements	4,046	-	-	-	-	4,046
Loans disbursed and outstanding	7,977	907	27	318	13	9,242
Equity investments disbursed and outstanding	-	-	-	2,760	-	2,760
Total investments	7,977	907	27	3,078	13	12,002
Reserve against losses	(2,398)	(185)	(4)	(38)	-	(2,625)
Net investments	5,579	722	23	3,040	13	9,377
Derivative assets	3,810	1,409	4,148	4,418	(12,051)	1,734
Receivables and other assets	3,082	198	87	61	-	3,428
Total assets	$ 25,659	$ 5,024	$ 5,267	$ 7,631	$ (12,038)	$ 31,543
Liabilities						
Securities sold under repurchase agreements and payable for cash collateral received	$ 2,675	$ 378	$ -	$ -	$ -	$ 3,053
Borrowings	7,369	1,048	3,821	4,329	748	17,315
Derivative liabilities	9,054	3,308	1,373	436	(12,907)	1,264
Payables and other liabilities	2,756	176	79	111	-	3,122
Total liabilities	$ 21,854	$ 4,910	$ 5,273	$ 4,876	$ (12,159)	$ 24,754

NOTE Q – SEGMENT REPORTING

For management purposes, the Corporation's business comprises two segments: client services and treasury services. The client services segment consists primarily of lending and equity investment activities. Operationally, the treasury services segment consists of the borrowing, liquid asset management, asset and liability management and client risk management activities. Consistent with internal reporting, net income (expense) from asset and liability management and client risk management activities in support of client services are allocated to client services segment.

The assessment of segment performance by senior management includes net income for each segment, return on assets, and return on capital employed. The Corporation's management reporting system and policies are used to determine revenues and expenses attributable to each segment. Consistent with internal reporting, administrative expenses are allocated to each segment based largely upon personnel costs and segment head counts. Transactions between segments are immaterial and, thus, are not a factor in reconciling to the consolidated data.

The accounting policies of the Corporation's segments are, in all material respects, consistent with those described in note A, "Summary of Significant Accounting and Related Policies."

NOTES TO FINANCIAL STATEMENTS

An analysis of the Corporation's major components of income and expense by business segment for the years ended June 30, 2004, 2003 and 2002 is given below (US$ millions):

	2004			2003			2002		
	Client services	Treasury services	Total	Client services	Treasury services	Total	Client services	Treasury services	Total
Interest income	$ 518	$ 278	$ 796	$ 477	$ 318	$ 795	$ 547	$ 493	$ 1,040
Charges on borrowings	(41)	(100)	(141)	(79)	(147)	(226)	(151)	(287)	(438)
Net gains (losses) on trading activities	-	(104)	(104)	-	157	157	-	31	31
Income from equity investments	584	-	584	195	-	195	428	-	428
Release of (provision for) losses	177	-	177	(98)	-	(98)	(657)	-	(657)
Service fees	41	-	41	51	-	51	40	-	40
Administrative expenses	(354)	(6)	(360)	(326)	(6)	(332)	(321)	(6)	(327)
Other noninterest income (expense)	(14)	3	(11)	(14)	-	(14)	44	-	44
Operating income (loss)	**911**	**71**	**982**	**206**	**322**	**528**	**(70)**	**231**	**161**
Net gains (losses) on other financial instruments	37	(26)	11	(41)	-	(41)	(18)	72	54
Net income (loss)	**$ 948**	**$ 45**	**$ 993**	**$ 165**	**$ 322**	**$ 487**	**$ (88)**	**$ 303**	**$ 215**

Geographical segment data in respect of client services are disclosed in Note C, and are not relevant in respect of treasury services.

NOTE R – PENSION AND OTHER POSTRETIREMENT BENEFITS

IBRD has a defined benefit Staff Retirement Plan (SRP), a Retired Staff Benefits Plan (RSBP) and a Post-Employment Benefits Plan (PEBP) that cover substantially all of its staff members as well as the staff of the Corporation and of MIGA.

The SRP provides regular pension benefits and includes a cash balance plan. The RSBP provides certain health and life insurance benefits to eligible retirees. The PEBP provides pension benefits administered outside the SRP. All costs associated with these plans are allocated between IBRD, the Corporation, and MIGA based upon their employees' respective participation in the plans. In addition, the Corporation and MIGA reimburse IBRD for their share of any contributions made to these plans by IBRD.

Net cost from the SRP allocated to the Corporation for the year ended June 30, 2004 was $12 million ($15 million - year ended June 30, 2003; $36 million - year ended June 30, 2002). The portion of the cost for the RSBP and the PEBP attributable to the Corporation for the fiscal year ended June 30, 2004 was $7 million ($9 million - year ended June 30, 2003; $5 million - year ended June 30, 2002).

In addition, at June 30, 2004 $290 million was receivable by the Corporation from IBRD ($277 million - June 30, 2003), representing the accumulated excess of its contributions to pension and other postretirement benefit assets over its allocated net periodic pension and other postretirement benefit cost.

NOTE S – SERVICE AND SUPPORT PAYMENTS

The Corporation obtains certain administrative and overhead services from IBRD in those areas where common services can be efficiently provided by IBRD. This includes shared costs of the Boards of Governors and Directors, and other services such as communications, internal auditing, administrative support, supplies and insurance. Payments for these services are made by the Corporation to IBRD based on negotiated fees, chargebacks and allocated charges, where chargeback is not feasible. Expenses allocated to the Corporation for the year ended June 30, 2004, were $21 million ($19 million - year ended June 30, 2003; $19 million - year ended June 30, 2002).

NOTE T – REORGANIZATION COSTS

In the year ended June 30, 2002, the Corporation undertook a major internal reorganization planning exercise designed to sharpen the focus on the needs of the Corporation's clients, strengthen developmental impact, increase the volume of high quality assets, and provide counter-cyclical support in countries affected by volatility in capital flows. The plan involved staff reductions, field office closings and reorganizations, and a headquarters reorganization which was substantially concluded during the year ending June 30, 2003. The Corporation originally charged $13 million associated with the reorganization, included in administrative expenses in the income statement for the year ended June 30, 2002. Actual expenses paid during the years ended June 30, 2004, June 30, 2003 and June 30, 2002 totaled $10 million.

NOTES TO FINANCIAL STATEMENTS

NOTE U – TRUST FUNDS

The Corporation uses the services of IBRD to administer funds on behalf of donors which are restricted for specific uses, including technical assistance, feasibility studies and project preparation, global and regional programs and research and training programs. These funds are placed in trust and are not included in the Corporation's assets. The responsibilities of the Corporation are to arrange for services generally not otherwise provided by it, including full project implementation and procurement of goods and services. The distribution of Trust Fund assets by executing agent is as follows (US$ millions):

	June 30, 2004		June 30, 2003	
	Total fiduciary assets	Number of active funds	Total fiduciary assets	Number of active funds
Executed by the Corporation	$ 232	578	$ 167	592
Executed by the recipient	1	1	-	2
Total	$ 233	579	$ 167	594

NOTE V – CONTINGENCIES

In the normal course of its business, the Corporation is from time to time named as a defendant or co-defendant in various legal actions on different grounds in various jurisdictions. Although there can be no assurances, based on the information currently available, the Corporation's Management does not believe the outcome of any of the various existing legal actions will have a material adverse effect on the Corporation's financial condition or results of operations.

Information Statement

International Finance Corporation

No person is authorized to give any information or to make any representation not contained in this Information Statement, or any prospectus, information memorandum or offering circular, or related offering document. Any information or representation not contained herein must not be relied upon as having been authorized by the Corporation or by any dealer, underwriter or agent of the Corporation. Neither this Information Statement nor any such prospectus, information memorandum or offering circular, or related offering document, constitutes an offer to sell or solicitation of an offer to buy Securities in any jurisdiction to any person to whom it is unlawful to make such an offer or solicitation in such jurisdiction.

Except as otherwise indicated, in this Information Statement (1) all amounts are stated in current United States dollars translated as indicated in the Notes to Financial Statements, Note A — Summary of Significant Accounting and Related Policies, Translation of Currencies and (2) all information in this Information Statement is given as of June 30, 2004.

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